As filed with the Securities and Exchange Commission on July 27, 2004

Registration No. 333-115126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

L.A.M. Pharmaceutical, Corp.

(Name of small business issuer as specified in its charter)

Delaware	2834	52-2278236
(State or other jurisdiction of	(Primary Standard	(I.R.S. Employer
	Industrial
incorporation or organization)	Classification Code Number)	Identification No.)

736 Center Street
Lewiston, New York 14092
(877) 526-7717 or (716) 754-2005
(Address and telephone number of principal executive offices)

736 Center Street
Lewiston, New York 14092
(877) 526-7717 or (716) 754-2005
(Address of principal place of business or intended place of business)

Joseph T. Slechta
800 Sheppard Avenue West, Commercial Unit 1
Toronto, Ontario, Canada M3H 6B4
(877) 526-7717 or (716) 754-2005
(Name, address and telephone number of agent for service)

Copies of communications, including all communications sent to the agent for service, should be sent to:

Akerman Senterfitt
350 East Las Olas Boulevard
Fort Lauderdale, Florida 33301-2229
954-463-2700
Attention: David Peck

Approximate date of proposed sale to public: From time to time after the effectiveness of this registration statement, as determined by the selling stockholder.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus

L.A.M. PHARMACEUTICAL, CORP.

Common Stock

     This prospectus covers the sale of a total of 18,500,240 shares of our common stock being offered by the selling stockholders. Of the shares covered by this prospectus 9,966,240 shares have been issued and 8,534,000 shares are issuable upon exercise of warrants or options issued to the selling stockholders. We will not receive any proceeds from sales of shares by the selling stockholders.

     Our common stock is quoted on the OTC Bulletin Board, under the symbol “LAMP.OB”. There is currently only a limited trading market in our common stock, and we do not know whether an active trading market will develop. On July 23, 2004, the last reported sale price for the common stock was $0.17 per share.

Investing in our common stock involves a high degree of risk.
See the section entitled “Risk Factors,” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August __ , 2004.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus in not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

     You should rely only on information contained in this prospectus or to which we have referred you. Neither we nor the selling stockholders have authorized anyone to provide you with different or additional information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus. You should not assume that the information in this prospectus, or incorporated herein by reference, or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

1. Prospectus Summary

     This summary highlights selected information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully, including “Risk Factors” on page 3 and our financial statements and the notes to those financial statements contained elsewhere in this prospectus.

     L.A.M. Pharmaceutical, Corp. (L.A.M.) was incorporated in Delaware in July 1998. In September 1998, L.A.M. acquired all of the issued and outstanding shares of LAM Pharmaceuticals LLC (formed in Florida on February 4, 1997) for 6,000,000 shares of L.A.M.’s common stock. L.A.M. was originally organized on February 4, 1994 as a partnership, under the name RDN, to commercialize a new drug delivery system which offers patients, among other benefits, safer and more effective treatment for a number of serious diseases versus orally and injectable delivery systems. Unless otherwise indicated, all references to “us”, “our” or “we” include LAM Pharmaceuticals LLC.

     We are the owner of a proprietary wound healing and transdermal drug delivery technology that involves the use of an original L.A.M. Ionic Polymer Matrix™ technology (L.A.M. IPM™) for the purpose of delivering, enhancing and sustaining the action of certain established therapeutic agents.

     Our corporate objective is to develop, market and license wound healing and transdermally delivered drugs, both prescription and over-the-counter, using the patented L.A.M. Ionic Polymer Matrix™ technology. We intend to seek out corporate alliances and co-marketing partnerships where other drugs and topical products can be enhanced by L.A.M. IPM™ technology. We intend to acquire complementary products, technologies or companies by identifying and evaluating potential products and technologies developed by third parties that we believe fit within our overall objective.

     On April 15, 2002, we obtained clearance from the United States Food and Drug Administration (“FDA”) of its Section 510(k) pre-market notification of intent (number K020325) to market our proprietary L.A.M. IPM Wound Gel™. Limited commercial sales of this product began in August 2002.

     On March 24, 2004, we received approval from the Chinese State Food and Drug Administration for the importation and sale of our L.A.M. IPM Wound Gel™ in the Republic of China. Commercial sales are expected to commence later in 2004 after we complete the development of our distribution marketing strategy.

     All of our other products are in various stages of development and testing, and we have not attempted to obtain FDA approval for any of these other products or attempted to market products that may not require approval. As a result, to date we have not generated any significant revenues from the sale of pharmaceutical products, and expect to incur losses until significant revenues are earned from the sale of our L.A.M. IPM Wound Gel™ or other products.

     Our head office and laboratory is located at 736 Center Street, Lewiston, New York. Our telephone number is (877) 526-7717 and our fax number is (716) 754-2043.

The Offering

Common stock offered by us:	None

Common stock offered by the selling shareholders:	18,500,240 shares of common stock, consisting of 9,966,240 shares of common stock currently issued and outstanding and 8,534,000 shares of common stock issuable upon the exercise of warrants and options

Common stock outstanding as of the date of this prospectus:	58,690,713 shares of common stock

Common stock outstanding assuming the full exercise of all warrants and options, the underlying shares of which are being registered hereunder:	67,224,713 shares of common stock

Summary Financial Data

     The summary financial data set forth below with respect to the statements of operations for the three months ended March 31, 2004 and 2003, and each of the two fiscal years in the period ended December 31, 2003 and with respect to the balance sheets as at March 31, 2004, December 31, 2003 and 2002, are derived from, and should be read in conjunction with, the audited financial statements and the notes thereto included elsewhere in this prospectus.

Income Statement Data:

	Unaudited
	For the Three Months Ended
	March 31, 2004	March 31,2003
Sales	$18,636	$30,844
Operating Expenses
Cost of Goods Sold	3,963	6,788
General and Administration	175,152	159,997
Marketing and Business Development	128,194	152,105
Research and Development	31,239	79,323

Total Operating Expenses	$338,548	$398,213
Financial Accounting Expenses	96,668	(49,662)
Provision for Lawsuit Settlement	560,000	—

Arbitration Settlement	—	600,000

Net Loss	$(976,580)	$(917,707)

	For the Years Ended
	December 31,	December 31,
	2003	2002
Sales	$105,789	$40,160
Operating Expenses
Cost of Goods Sold	34,201	10,250
General and Administration	663,709	1,972,329
Marketing and Business Development	423,240	975,077
Research and Development	196,089	572,617

Total Operating Expenses	$1,317,239	$3,530,273
Financial Accounting Expenses	395,749	2,809,104

	For the Years Ended
	December 31,	December 31,
	2003	2002
Arbitration Settlement	591,873	—

Net Loss	$(2,199,072)	$(6,299,217)

Balance Sheet Data:

	As at
	Unaudited
	March 31, 2004	December 31, 2003	December 31, 2002
Current Assets	$1,338,920	$590,295	$780,628
Total Assets	2,048,201	1,281,858	1,452,217
Current Liabilities	817,417	1,027,561	1,537,164
Total Liabilities	1,174,322	1,348,466	1,908,561
Working Capital (Deficiency)	521,503	(437,266)	(756,536)
Stockholders’ Deficit	873,879	(102,608)	(456,344)

Risk Factors

     There are many risks that may affect your investment in our common stock, including those described below. You should carefully consider these risk factors together with all of the other information. If any of these risks actually occur, our business, financial condition and operating results, as well as the trading price or value of our securities could be materially adversely affected, and you may lose all or part of your investment.

     We provide the following discussion of risks and uncertainties relevant to its business. These are factors that we think could cause our actual results to differ materially from expected and historical results. We could also be adversely affected by other factors besides those listed here.

     Although we received clearance for L.A.M. IPM Wound Gel™ in April 2002, there is no guarantee that we will receive regulatory approval for our other products.

     The pre-clinical and clinical testing, manufacturing, and marketing of our drug delivery systems is subject to extensive regulation by numerous governmental authorities in the United States and in other countries, including, but not limited to, the FDA. Among other requirements, FDA approval, including a review of the manufacturing processes and facilities used to produce drug delivery products, is required before these products may be marketed in the United States. Similarly, marketing approval by a foreign governmental authority is typically required before our drug delivery systems may be marketed in a particular foreign country.

     With the exception of L.A.M. IPM Wound Gel™, our other products have not been cleared by the FDA or any foreign authority. We do not expect to be profitable until significant revenues are generated from sales of L.A.M. IPM Wound Gel™, or unless and until our drug delivery products now under development receive any required FDA or foreign regulatory clearance and are commercialized successfully. In order to obtain FDA clearance of a product, L.A.M. must demonstrate to the satisfaction of the FDA that the product is safe and effective for its intended uses and that we are capable of manufacturing the product with procedures that conform to the FDA’s regulations, which must be followed at all times. The process of obtaining FDA clearance can be costly, time consuming, and subject to unanticipated delay. There can be no assurance that any future clearances will be granted to us on a timely basis, or at all.

     In addition to delays in review and approval of pre-clinical and clinical testing, delays or rejection may also be encountered based upon changes in applicable law or regulatory policy during the period of product development and FDA and foreign regulatory review. Any failure to obtain, or any delay in obtaining FDA or foreign approvals would adversely affect our ability to market our other products.

Moreover, even if FDA or foreign approval is granted, any approval may include significant limitations on indicated uses for which a product could be marketed.

Failure to obtain regulatory approvals for our products will prevent us from marketing them and may significantly and adversely affect our future financial performance.

     Both before and after approval is obtained, a product and its manufacturer are subject to comprehensive regulatory oversight. Violations of regulatory requirements at any stage, including the pre-clinical and clinical testing process, the approval process, or thereafter (including after approval), may result in adverse consequences, including the FDA’s or foreign regulator’s delay in approving or refusal to approve a product, withdrawal of an approved product from the market, and/or the imposition of criminal penalties against the manufacturer. In addition, later discovery of previously unknown problems relating to a marketed product may result in restrictions on such product or manufacturer including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

If sales of L.A.M. IPM Wound Gel™ do not meet expectations, or cost estimates for clinical trials and research of our other products are inaccurate, we will require additional funding.

     Our estimates of the future sales of L.A.M. IPM Wound Gel™ may be substantially higher than the actual revenues from this product, and estimates of the costs associated with future clinical trials and research of our other products in development may each be substantially lower than the actual costs of these activities. If our revenue or cost estimates are incorrect, we will need additional funding for our research efforts. Please refer to the “Product Status” section of this prospectus for our estimated expenditures on current products in development. Based on our current cash position, estimated expenditures and the use of cash for the first quarter of 2004 we anticipate that we will need new funding within the next four months assuming that revenues do not increase. If revenues increase due to distribution agreements currently in place or any new agreements entered into, our need for additional funds may be delayed. However, there is no assurance that revenue will increase.

     As at March 31, 2004 we had approximately $783,000 in cash and as a result have reduced our planned expenditures associated with our research and development to only essential expenditures in order to conserve our current cash position. Accordingly, the timing of completion of products may be delayed or postponed indefinitely.

If we cannot obtain additional capital, we may have to delay or postpone development and research expenditures, which may influence our ability to produce a timely and competitive product.

     Clinical and other studies necessary to obtain approval of a new drug can be time consuming and costly. The different steps necessary to obtain regulatory approval, especially that of the FDA, involve significant costs. Accordingly, we will need additional capital in order to fund the costs of future clinical trials, related research, and general and administrative expenses. We may be forced to delay or postpone development and research expenditures if we are unable to secure adequate sources of funds. These delays in development would have an adverse effect on our ability to produce timely and competitive products. There can be no assurance that we will be able to obtain the funding which it will require or that the cost of such funding will not result in significant dilution to our existing security holders.

     At present, we have curtailed our research and development expenditures in order to conserve our cash, and pending the development of sales of our L.A.M. IPM Wound Gel™. If additional capital cannot be raised we do not expect to continue the development of products which will have substantial costs associated with taking the product to market. However development of products with estimated minimal costs will be pursued.

There can be no assurance that we will achieve or maintain a competitive position or that other technological developments will not cause our proprietary technologies to become uneconomical or obsolete.

     The biomedical field in which we are involved is undergoing rapid and significant technological change. The successful development of therapeutic agents and products will depend on our ability to be in the technological forefront of this field. There can be no assurance that we will achieve or maintain a competitive position or that other technological developments will not cause our proprietary technologies to become uneconomical or obsolete.

     We compete primarily in the over-the-counter wound-care market. We believe that competition for product sales is based primarily on brand awareness, price, availability and product efficacy. Our products may be subject to competition from alternate therapies during the patent protection period, if applicable, and thereafter from generic equivalents.

     Many of our competitors are large, well-established companies in the pharmaceutical, chemical, cosmetic and health care fields and may have greater resources than us to devote to manufacturing, marketing, sales, research and development and acquisitions. Our competitors include Bristol-Myers Squibb, Johnson & Johnson and Smith & Nephew.

We have limited experience in the sale, marketing and distribution of our products, and we may not be able to successfully commercialize L.A.M. IPM Wound Gel™ or other products.

     Except for our IPM Wound Gel™, we have not previously sold, marketed or distributed any of our products. As our products in development progress toward ultimate commercialization, we will need to develop our sales and marketing abilities with respect to those products. In 2002, we began to promote our L.A.M. IPM Wound Gel™ in the wound care market in the United States through the hiring of a small national sales force and related support staff. The lack of results from the sales team resulted in the termination of the contract. We have subsequently signed a few individual sales representatives and continue to search for a sales organization or pharmaceutical company to partner with to promote our products. Sales from our IPM Wound Gel™ amounted to $40,000 and $106,000 in 2002 and 2003, respectively. We may be unable to successfully hire and retain key sales and marketing personnel that we need to effectively manage and carry out the commercialization of the L.A.M. IPM Wound Gel™ and our other products. Even if we manage to hire and retain necessary personnel, we may be unable to implement our sales, marketing and distribution strategies effectively or profitably.

Our growth strategy includes possible acquisition.

     We have had no significant experience in executing and implementing acquisitions. The risks associated with acquisitions could have a material adverse impact on our operating results and stock price

     On occasion we evaluate business opportunities that appear to fit within our overall business strategy. We could decide to pursue one or more of these opportunities by acquisition. Acquisitions involve many risks, including:

•	the difficulty of integrating acquired technologies, operations and personnel with our existing operations;

•	the difficulty of developing and marketing new products and services;

•	the diversion of our management’s attention as a result of evaluating, negotiating and integrating acquisitions

•	our exposure to unforeseen liabilities of acquired companies; and

•	the loss of key employees of an acquired operation.

     If we are successful in pursing acquisitions, we may need to borrow money or incur other liabilities to finance our acquisition activity. We may also be required to issue additional shares of stock which would result in dilution to our shareholders.

You may make an inappropriate investment decision if you rely on statements made in the press.

     We have received, and may continue to receive, media coverage relating to statements made by our executive officers and employees, including our CEO Joseph Slechta. You may make an inadvisable investment decision if you base your decision on the media coverage. In particular, certain statements made by Mr. Slechta: (i) in a press release dated December 3, 2003, announcing a distribution agreement with Mexico City based Verus S.A. de C.V. to become the exclusive distributor of the L.A.M. IPM Wound Gel™ in certain countries in Latin America; (ii) in another press release dated March 31, 2004, announcing an agreement with China National Pharmaceutical Foreign Trade Corporation (Sinopharm Foreign Trade), a sales arm of China National Pharmaceutical Group (Sinopharm Group), for the distribution of L.A.M. IPM Wound Gel throughout China; and (iii) in an April 2004 interview with the Wall Street Reporter, where Mr. Slectha discussed our plans to introduce two new products i.e., our Post-Surgical Matrix and Burn Matrix over the course of 2004, should be read in conjunction with this prospectus. Moreover, the information set forth in this prospectus and in any document that is incorporated by reference into this prospectus should be viewed as modifying and superceding any information or statements made in the press, specifically including each of the foregoing examples.

Our patents might not protect our technology from competitors.

     Certain aspects of our technology are covered by U.S. and foreign patents. Specifically our L.A.M. IPM Wound Gel™ is protected by one or more of the following patents: 5,897,880; 6,120,804; 6,007,843; 6,063,405. The expiry dates of these patents range from 2016 to 2018. In addition, we have a number of patent applications pending. There is no assurance that the applications still pending or which may be filed in the future will result in the issuance of any patents. Furthermore, there is no assurance as to the breadth and degree of protection any issued patents might afford us. Disputes may arise between us and others as to the scope, validity and ownership rights of these or other patents. Any defense of the patents could prove costly and time consuming, and there can be no assurance that we will be in a position, or will deem it advisable, to carry on such a defense. Other private and public concerns may have filed applications for, or may have been issued, patents and are expected to obtain additional patents and other proprietary rights to technology potentially useful or necessary to us. The scope and validity of such patents, if any, are presently unknown. Also, as far as we rely upon unpatented proprietary technology, there is no assurance that others may not acquire or independently develop the same or similar technology.

     Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we may be required to license in order to research, develop or commercialize at least some of our product candidates. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

We have a history of losses and may never be profitable.

     We have never earned a profit. For the fiscal periods ended December 31, 2003 and 2002 we incurred losses of approximately $(2,200,000) and $(6,300,000) respectively. In the first quarter of 2004 we have incurred additional losses of $(977,000). As of December 31, 2003 our accumulated deficit was approximately $(26,700,000). We expect to incur additional losses during the foreseeable future. No assurance can be given that the commercialization of our L.A.M. IPM Wound Gel™ will be successful, or that our other product development efforts will be completed, that regulatory approvals will be obtained, that they will be manufactured and marketed successfully, or that we will ever earn a profit. Sales from our IPM Wound Gel™ amounted to $40,000 and $106,000 in 2002 and 2003, respectively.

We may sell shares of our common stock in the future and these sales may dilute the interests of our other security holders and depress the price of our common stock.

     As of July 23, 2004, we had 58,690,713 outstanding shares of common stock, which includes 9,966,2540 shares or our common stock being offered by this prospectus. Our current number of shares of common stock outstanding does not include shares of our common stock issuable upon the exercise of certain options and warrants, which would allow the holders thereof to purchase an additional 8,534,000 shares of our common stock, which such shares are also being registered hereunder. On March 9, 2004 we obtained shareholder approval to increase our authorized number of common stock to 150,000,000 of which 91,309,287 are currently unissued.

     The issuance or even the potential issuance of shares upon the exercise of warrants or options, or upon the conversion of promissory notes, or in connection with any other financing will have a dilutive impact on our other security holders and could have a negative effect on the market price of our common stock.

     As we issue shares of our common stock as a result of the exercise of options or warrants the price of our common stock may decrease due to the additional shares in the market. Any decline in the price of our common stock may encourage short sales, which could place further downward pressure on the price of our common stock and impair our ability to raise additional capital through the sale of equity securities.

Our stock is a penny stock and at present there is only a limited market for our common stock and there is no assurance that this market will continue.

     Our common stock is traded on the OTC Bulletin Board. Trades of our common stock are subject to Rule 15g-9 of the Securities and Exchange Commission, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The Securities and Exchange Commission also has rules that regulate broker-dealer practices in connection with transactions in “penny stocks”. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/ dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. These disclosure requirements have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result of these rules, investors may find it difficult to sell their shares. As of July 23, 2004, the trading volume for our common stock was 250,450 shares and the number of holders of our common stock was approximately 150.

In the past, we have had difficulty recruiting and retaining sales and marketing personnel and this could affect our ability to sell our products.

     Due to our limited number of employees, our ability to sell our products is substantially dependent on the performance of our officers and directors and on third parties that we may engage to perform such services. The loss of the services of any of our officers or directors could have a material adverse effect on our business, operating results and financial condition. Our future success also depends on our continuing ability to engage highly qualified sales and marketing personnel. Competition for personnel is intense and there can be no assurance that we will be able to attract and retain additional highly qualified sales and marketing personnel in the future. Our inability to attract and retain the necessary sales and marketing personnel could have a material adverse effect upon our business, future prospects, financial condition or results of operations.

Forward-Looking Statements

     We caution readers that certain important factors may affect over actual results and could cause these results to differ materially from any forward-looking statements that we make in this prospectus. Some of the statements under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or “Business” or contained or incorporated by reference in this prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including:

•	Our plan to execute our strategy;

•	Market acceptance of our product;

•	Our plan to launch new and enhanced products;

•	Our plan to increase sales;

•	Our ability to obtain new distributors and market approvals in new countries;

•	Our plan to pursue patents;

•	Our ability to successfully compete in the marketplace;

•	Our plan to increase the size of our sales force;

•	Our earnings estimates and future financial condition and results of operations; and

•	The adequacy of our cash, cash equivalents and cash generated from operations to meet our working capital requirements for the next twelve months.

     In some cases, you can also identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. All forward-looking statements are based on assumptions that we have made based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, including the statements set forth under “Risk Factors.” No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Use of Proceeds

     The selling stockholders will receive all of the proceeds from the sale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders. We will, however, receive approximately $2,330,000 if all of the warrants issued to the selling stockholders are exercised for cash, and we intend to use any such proceeds for general corporate purposes.

Selling Shareholders

     This prospectus relates to the sale of shares of our common stock by a number of our shareholders. The shares offered by this prospectus include shares owned by these shareholders, as well as shares issuable upon the exercise of warrants and options. The shares and warrants were issued by us in private offerings for cash, services rendered or in settlement of a dispute.

     We will not receive any proceeds from the sale of the shares by the selling shareholders. The selling shareholders may resell the shares they own or acquire upon exercise of the warrants by means of this prospectus from time to time in the public market. The costs of registering the shares offered by the selling shareholders are being paid by us. The selling shareholders will pay all other costs of the sale of the shares offered by them.

The following table identifies the selling shareholders and the shares which they are offering for sale or which they are registering by this prospectus and may offer to sell.

		Shares Issuable	Shares to	Share
		Upon the Exercise	be Sold in	Ownership
	Shares	of Warrants and	this	After
Name	Owned	Options	Prospectus	Offering
3 Oaks Investments Ltd. (1)	200,000	—	200,000	—
Asten, Rob	1,000,000	750,000	1,750,000	—
Berndsen, Frans	550,000	375,000	925,000	—
Bello Investments (2)	750,000	750,000	1,500,000	—
BIC International (3)	170,563	2,000,000	2,000,000	170,563
Busche, Karsten	250,000	187,500	437,500	—
Capital Research Group, Inc. (4)	468,890	400,000	400,000	468,890
Crouse, Ettiene	125,000	93,750	218,750	—
Dewit, Gerald	10,000	7,500	17,500	—
Dourson, Jean-Luc	15,000	11,250	26,250	—
Dupont Anouck, Mme	12,000	9,000	21,000	—
Emmett, John	270,000	75,000	175,000	170,000
Ernotte, Michel	60,000	22,500	52,500	30,000
Fassotte, Robert	357,000	210,000	490,000	77,000
Gabriel, Michael	50,000	37,500	87,500	—
Gareth, Ellis	140,000	37,500	87,500	90,000
Geissler, Jan	135,000	101,250	236,250	—
Gleitsmann, Daniel	55,000	30,000	70,000	15,000
Göschka, Mario	69,000	40,500	94,500	15,000
Hamdan, Ahmad	170,000	97,500	227,500	40,000
Harmony International Ltd. (5)	1,250,000	1,250,000	2,500,000	—
Henrion, Jacques	38,000	7,500	17,500	28,000
Homan, Monique	990,000	300,000	700,000	590,000
Huhn, Josef	88,000	26,250	61,250	53,000
Kenntoff-Berkenheger, Gerlind	100,000	75,000	175,000	—
Kirsch, David	200,000	150,000	350,000	—
Klein, Marcus	10,000	7,500	17,500	—
Montpetit, Frances	25,000	18,750	43,750	—
Oren, Eitan	18,000	13,500	31,500	—
Papa, Tony (6)	2,015,000	—	2,000,000	15,000
Peeters, Gus	550,000	375,000	925,000	—
Rommes, Sonja	700,000	300,000	700,000	300,000
Rothbart, Peter (7)	3,337,924	324,750	757,750	2,904,924
Schmitz, Rene	60,000	15,000	35,000	40,000
Schulz, Stefan	50,000	37,500	87,500	—
Schweizer, Joerg	243,500	30,000	70,000	203,500
Seil, Joseph	336,800	—	154,240	182,560
Tong, Warren	300,000	225,000	525,000	—
Van Stokrom, Rene	100,000	75,000	175,000	—
Vogel, Frank	90,000	67,500	157,500	—

		8,534,000	18,500,240

(1)	The Company has been advised that Mr. Tony Vespa is the beneficial owner of 3 Oaks Investments Ltd. The Company has also been advised that 3 Oaks Investments Ltd. is not a broker-dealer, and that Mr. Vespa and 3 Oaks Investments Ltd are not affiliated with any broker-dealers. Mr. Vespa and 3 Oaks Investments Ltd. are not affiliates of the Company.

(2)	The Company has been advised that Mr. Mike Argento is the beneficial owner of Bello Investments. The Company has also been advised that Bello Investments is not a broker-dealer, and that Mr. Bello and Bello Investments are not affiliated with any broker-dealers. Mr. Bello and Bello Investments are not affiliates of the Company.

(3)	The Company has been advised that Mr. Antonio Care is the beneficial owner of BIC International. The Company has also been advised that BIC International is not a broker-dealer, and that Mr. Care and BIC International are not affiliated with any broker-dealers. Mr. Care and BIC International are not affiliates of the Company.

(4)	The Company has been advised that Mr. Charles Tamburello is the beneficial owner of Capital Research Group, Inc. The Company has also been advised that Capital Research Group Inc. is not a broker-dealer, and that Mr. Tamburello and Capital Research Group, Inc. are not affiliated with any broker-dealers. Mr. Tamburello and Capital Research Group, Inc. are not affiliates of the Company.

(5)	The Company has been advised that Mr. Joseph Cianci is the beneficial owner of Harmony International Ltd.. The Company has also been advised that Harmony International Ltd is not a broker-dealer, and that Mr. Cianci and Harmony International Ltd. are not affiliated with any broker-dealers. Mr. Cianci and Harmony International Ltd. are not affiliates of the Company.

(6)	Mr. Papa individually, and through a company he controls, performed investor relations services for us within the last three years.

(7)	Dr. Rothbart is one of our directors and our treasurer.

The warrants referred to in the table above are exercisable at a price ranging from $0.35 to $1.00 per share and expire between February 2005 and June 2006.

Plan of Distribution

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933 (the “Securities Act”), if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     We have advised each selling stockholder that in the event of a “distribution” of the shares owned by the selling stockholder, such selling stockholder, any “affiliated purchasers”, and any broker-dealer or other person who participates in such distribution may be subject to Rule 102 under the Securities Exchange Act of 1934 (“Exchange Act”) until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. A “distribution” is defined in Rule 102 as an offering of securities “that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods”. We have also advised the selling stockholders that Rule 101 under the Exchange Act prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

Legal Matters

     In March 2004, Tony Papa, a consultant who had formerly provided services to us, filed a lawsuit in the District Court of Montreal in Quebec, Canada in the amount of $2.8 million against us and one of our directors. The lawsuit alleged that we failed to issue shares of our common stock to Mr. Papa for services rendered during the periods of 2001 and 2002. On April 26, 2004 the lawsuit was settled in full through the issuance of two million shares of our common stock, which shares are being registered hereunder. We accrued $560,000, the effect of the settlement, in our financial statements for the quarter ended March 31, 2004.

     The validity of the common stock being offered for sale hereunto has been passed on for us by Akerman Senterfitt, Miami, Florida.

Directors and Executive Officers

     The following sets forth certain information concerning our directors and executive officers:

     Joseph T. Slechta (Age 55) became our Chief Executive Officer in November 2002. Mr. Slechta was appointed a director and became our President on May 11, 2001. Prior to that Mr. Slechta served as our Chief Operating Officer commencing November 2000. Prior to November 2000, Mr. Slechta was a consultant to a number of corporate clients, including us from November 1998 to November 2000, providing assistance in matters such as financing, reorganization, expansion and improving operations.

     Peter Rothbart, M.D., Medical Director, (Age 65) has been a director and our Treasurer since inception. He has been a consulting anesthetist for over 20 years and is a leading pain specialist and principal of the Rothbart Pain Management Clinic in Ontario, Canada. Dr. Rothbart is currently President of the North American Cervicogenic Headache Society, an association of specialists in the treatment of cervicogenic headaches. He was also recently elected Chair of the Chronic Pain Section of the Ontario Medical Association. Dr. Rothbart was one of the co-discovers of the Ionic Polymer Matrix delivery system.

     Gary M. Nath (Age 59) has been Secretary and a director of L.A.M. since its inception. He has a BS degree in Biology and Chemistry, two years of post-graduate work in Biochemistry and a law degree. Mr. Nath has worked in the patent and trademark law departments of FMC Corporation, NL Industries, and Warner Lambert Company in the capacities of patent attorney, group patent and trademark counsel and general patent counsel, respectively. Mr. Nath is the founding and managing partner of the intellectual property law firm Nath & Associates, PLLC located in Washington, DC. He counsels a wide range of domestic and international clients across a broad range of technologies, including chemical, pharmaceutical, biotechnical and mechanical fields. He has published extensively and has spoken on intellectual property law procurement, enforcement and transfer before numerous professional and lay groups in the United States and Japan. He is a member of the American Bar Association, the New Jersey Bar Association, the American Intellectual Property Law Association, the International Patent Association, the Association of University Technology Managers, and is admitted to practice before the U.S. Patent and Trademark Office, Canadian Patent Office and numerous courts around the United States.

Significant Employee

     Elena Milantoni (age 34) has been our Director of Finance and Administration since June 2002. Ms. Milantoni has a BAS degree in accounting and is a Chartered Accountant. Ms. Milantoni has over 11 years of public accounting and industry experience for both biotech and hi-tech companies.

     Each of our directors and officers serves a term of one year or until his successor is appointed.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of July 23, 2004 concerning the common stock owned by each officer and director of L.A.M., and each other person known to us to be the beneficial owner of more than five percent (5%) of our common stock.

	Amount and Nature
Name and Address of Beneficial	of Beneficial
Owner	Ownership		Percent of Total
Joseph T. Slechta
800 Sheppard Avenue West,
Commercial Unit 1
Toronto, ON
Canada M3H 6B4	5,063,750	(1)	8.1%
Peter Rothbart (4)
274 St. Clements Avenue
Toronto, ON
Canada M4R 1H5	4,501,424	(2)	7.5%
Gary M. Nath
6106 Goldtree Way,
Bethesda, Maryland 20817	3,554,192	(3)	6.0%
Directors and executive officers
as a group (consisting of 3
persons)	13,119,366		20.3%

(1)	Includes 895,000 common shares held and 3,700,000 common shares issuable upon the exercise of options at an exercise price of $0.58 expiring between June 5, 2006 and January 18, 2008. Also included are 468,750 common shares issuable upon the exercise of warrants at exercise prices between $0.30 and $0.50 and expiring between February 28, 2005 and February 28, 2006.

(2)	Includes 3,337,924 common shares held and 370,000 common shares issuable upon the exercise of options at an exercise price of $0.58 expiring between June 5, 2006 and January 18, 2008. Also included are 793,500 common shares issuable upon the exercise of warrants at exercise prices between $0.30 and $1.00 and expiring between February 28, 2005 and June 30, 2006.

(3)	Includes 2,897,942 common shares held and 656,250 common shares issuable upon the exercise of warrants at exercise prices between $0.30 and $0.50 and expiring between February 28, 2005 and February 28, 2006.

(4)	Includes shares held by the Shasqua Limited, of which Dr. Rothbart may be deemed the beneficial owner.

Description of Securities

Common Stock

     We are authorized to issue 150,000,000 shares of common stock. As of July 23, 2004 we had 58,690,713 outstanding shares of common stock, which includes 9,966,240 shares offered by this prospectus. If the selling shareholders under this prospectus were to fully exercise of all warrants and options, the underlying shares of which are being registered hereunder, we would have 67,224,713 outstanding shares of common stock.

     Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to stockholders. Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common stock can elect all of our directors.

     Holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until we have substantial profits.

     Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by L.A.M. There are no conversion, redemption, sinking fund or similar provisions regarding our common stock.

Experts

     The financial statements included in this prospectus for the year ended December 31, 2003 and 2002 have been so incorporated in reliance on the report of Rotenberg & Company, LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

Indemnification

     Our bylaws authorize indemnification of any of our directors, officers, employees or agents against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even our directors, officers, employees, or agents who were found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Business

     L.A.M. Pharmaceutical, Corp. (L.A.M.) was incorporated in Delaware in July 1998. In September 1998, L.A.M. acquired all of the issued and outstanding shares of LAM Pharmaceuticals LLC (formed in Florida on February 4, 1997) for 6,000,000 shares of L.A.M.’s common stock. L.A.M. was originally organized on February 4, 1994 as a partnership, under the name RDN, to commercialize a transdermal new drug delivery system which offers patients, among other benefits, safer and more effective treatment versus orally and injectable delivery systems for a number of serious diseases as described below. Unless otherwise indicated, all references to “us”, “our” or “we” include LAM Pharmaceuticals LLC.

     We are the owner of a proprietary wound healing and transdermal drug delivery technology that involves the use of an original L.A.M. Ionic Polymer Matrix™ technology (L.A.M. IPM™) for the purpose of delivering, enhancing and sustaining the action of certain established therapeutic agents.

     Our corporate objective is to develop, market and license wound healing and transdermally delivered drugs, both prescription and over-the-counter, using the patented L.A.M. Ionic Polymer Matrix™ technology. We intend to seek out corporate alliances and co-marketing partnerships where other drugs and topical products can be enhanced by L.A.M. IPM™ technology. We intend to acquire complementary products, technologies or companies by identifying and evaluating potential products and technologies developed by third parties that we believe fit within our overall objective.

     On April 15, 2002, we obtained clearance from the United States Food and Drug Administration (“FDA”) of its Section 510(k) pre-market notification of intent (number K020325) to market our proprietary L.A.M. IPM Wound Gel™. Limited commercial sales of this product began in August 2002. Our customer base is primarily derived from wound care professionals and centers, doctors, nurses, hospitals and individual sales through the internet.

     On March 24, 2004, we received approval from the Chinese State Food and Drug Administration for the importation and sale of our L.A.M. IPM Wound Gel™ in the Peoples Republic of China. Commercial sales are expected to commence later in 2004 after we complete the development of our distribution marketing strategy.

     During the first quarter of 2004 we signed a three year distribution agreement with China National Pharmaceutical Foreign Trade Corporation (“Sinopharm”). The agreement provides Sinopharm the exclusive distribution of our L.A.M. IPM Wound Gel™ in China, and will renew on a non-exclusive basis upon expiry unless terminated by one of the parties. The contract does not include minimum volume provisions.

     On November 12, 2003 we entered into an exclusive distribution agreement with Verus S.A. de C.V. to distribute our L.A.M. IPM Wound Gel™ in several South American, Central American and Caribbean countries. The term of the agreement will commence when the distributor receives marketing authorization for at least one of the countries and will continue for one year from such date. The distributor has yet to receive such authorization, however we believe that authorization will be received by the end of the third quarter of 2004. The agreement will renew on a non-exclusive basis upon expiry unless terminated by one of the parties.

     We currently sell to various hospitals, wound healing centers, physicians, nurses and individuals through the internet. As of December 31, 2003 we do believe that we had any exposure with respect to concentration of revenues.

     All of our other products are in various stages of development and testing, and we have not attempted to obtain FDA approval for any of these other products or attempted to market products that may not require approval. As a result, to date we have not generated any significant revenues from the sale of pharmaceutical products, and expects to incur losses until significant revenues are earned from the sale of L.A.M. IPM Wound Gel™ or other products.

     In order to fully understand and appreciate the significance and effectiveness of our drug delivery technology it is important to understand how various drug-based formulations are applied to the skin and the ways that substances applied to the skin are absorbed by the skin and other structures of the body.

     For many years, lotions, creams, suspensions and solutions of various natural (herbal) and therapeutic (drug) substances have been applied to the skin. When it comes to treating pain, sexual dysfunction and other disease states that emanate from structures of the body below the skin, topical therapy is not effective unless the therapeutic agent can penetrate the outer layer of the skin (stratum corneum) which acts as a protective barrier. This layer consists of numerous dead cells and cells in transition, which collectively form an effective barrier to penetration of substances, such as bacteria, in the air or in water. Thus the stratum corneum plays an important role in protecting the body from invasion by harmful substances.

     It is this same protective role which has posed a major challenge over the years regarding devising a mechanism that can effectively penetrate the stratum corneum for the purpose of delivering therapeutic substances to structures deep within the body.

     In 1994, our scientists discovered that certain molecules called polymers possessed strong electrical charges which, when combined with other polymers of a specific electrical charge, are able to effectively penetrate the outer layers of the skin. In addition, these molecules are able to attach or surround other molecules such as therapeutic drug molecules and carry them within a matrix through the outer layers of the skin into the deeper structures below. Our scientists recognized that these discoveries would be of great significance in regard to the delivery of therapeutic agents. This phenomenon, which is the basis for the L.A.M. IPM™ delivery system, is covered by fifteen U.S. patents that we own. Specifically, the L.A.M. IPM Wound Gel™ is protected by one or more of the following patents: 5,897,880; 6,120,804; 6,007,843; and 6,063,405 which expire between 2017 and 2018.

     Early research conducted by us in the 1990’s, as described below, indicates that the L.A.M. IPM™ technology is capable of combining in a matrix, in a novel manner, certain drugs that are well established and generally regarded by the public, the regulatory authorities and pharmaceutical industry as safe. When combined with an active drug ingredient we believe that the L.A.M. IPM™ technology allows the delivery of greater amounts of drug to the target area than is otherwise possible. The L.A.M. IPM™ technology therefore appears to offer potential benefits by providing faster and more prolonged therapeutic activity, less intrusive and less painful methods of delivery and a faster onset of therapeutic activity than injectable and oral delivery systems.

     Our products are regulated in the United States by the FDA. Our first product, L.A.M. IPM Wound Gel™ falls into the hydrogel and burn dressing group as defined by the FDA, and is therefore considered a Class I device (pursuant to FDA ruling of November 4, 1999). Class I devices are subject to “general controls”. This is the lowest level of FDA control of medical devices that focuses on basic factors such as quality regulation. In foreign countries our products are regulated by regulatory authorities similar to the FDA, and each such foreign regulatory authority may impose its own regulations on us which be different or more difficult and costly to comply than FDA regulations.

     We believe that other products, which we are developing, will be classified as cosmetics, OTC drugs, or new drugs. Products classified as cosmetics or OTC drugs may be marketed without FDA approval. New drugs that are not cosmetics and that are not considered an OTC drug must be approved by the FDA prior to marketing in the United States. Before human testing can begin with respect to a new drug in the United States preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of safety and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy within an expanded group of patients at geographically dispersed test sites.

     We believe that our L.A.M. IPM™ technology, when used with prescription drugs, will be regulated as an unapproved new drug and will require approval by the FDA. Conversely, we believe that our IPM technology, when used with a cosmetic or an OTC drug, could be marketed without FDA approval.

     We are also evaluating a limited number of IPM/drug formulations, including formulations for diclofenac and dimenhydrinate, that have shown promise during preliminary clinical investigation. Diclofenac is a NSAID used in this combination medicine to help relieve some symptoms of arthritis, such as inflammation, swelling, stiffness, and joint pain. Dimenhydrinate is an anti-emetic and anti-motion drug to help relieve some systems of nausea, vomiting and vertigo. Our preferred course for these formulations is to negotiate licensing agreements and/or joint ventures with larger pharmaceutical companies, which have the financial resources to fund the research and/or clinical trials necessary to complete the development of our products.

     If the results of the clinical trials involving these formulations are promising, we may then be in a position to negotiate licenses, which would generate sufficient revenue so as to allow us to exploit the L.A.M. IPM™ technology using a variety of other drugs. It should be emphasized that a number of risks may be associated with this approach. While preliminary results of the preliminary clinical investigations on the diclofenac and dimenhydrinate formulations have been promising, there is no certainty that the efficacy of the IPM/drug formulations tested will be borne out in subsequent clinical trials. In addition, more clinical studies may be requested by a potential licensee before it is willing to enter into an agreement. Any further clinical studies, as defined by the FDA, will not be performed without partnering.

     Our objective is to raise sufficient capital to enable us to sustain ongoing research, marketing and administrative overhead as well as to enable us to undertake the work necessary to obtain FDA approval for its products, if required, and to license the products to third parties.

     We believe that the longer we are able to fund development and the clinical trials for our products and thereby establish their efficacy, the greater their value will be to a potential licensee given the reduced risk of failure. Consequently, we believe that the longer we retain sole ownership of the products the greater will be our bargaining position with prospective licensees and strategic alliance partners. Indeed, the industry places incrementally larger different values on drugs as they progress through the clinical trials required by the FDA.

     We plan to market our products in any country where a suitable market exists and which has approved our products for sale. We currently serve the healthcare market in the USA and are in the process of entering China and select South American markets.

     At the present time we are focusing our efforts on the following projects:

Wound Healing

     In mid-April 2002, our 510(k) Pre-Marketing Notification submission (K020325) to the FDA for L.A.M. IPM Wound Gel™ was cleared. This clearance gives us the ability to market L.A.M. IPM Wound Gel™ as a Class I OTC device, while also acting as a platform to enable us to market the product internationally.

     Diabetics often have poor circulation and are prone to the development of severe and hard to treat ulcers in the extremities, particularly in the area of the lower legs. L.A.M. IPM Wound Gel™ is designed to deliver high concentrations of sodium hyaluronate to an ulcer bed, providing an optimal environment for wound healing. L.A.M. IPM Wound Gel™ takes full advantage of the proprietary L.A.M. Ionic Polymer Matrix™ technology to saturate an ulcer bed with the L.A.M. IPM™ active ingredient, hyaluronic acid, a highly purified derivative of sodium hyaluronate, derived from avian sources.

     QST Consultations Ltd., an independent consulting firm based in Allendale, Michigan, reported very positive results of a study using L.A.M.’s IPM Wound Gel™ in the treatment of hard to heal skin ulcers. Prior to the study the candidates had the ulcers ranging from 1 week to 156.5 weeks with the average duration of 25.53 weeks. By the end of the study, 47 of the 53 ulcers (89%) reported in the study, had healed within 25 weeks of applying L.A.M. IPM Wound Gel™. The mean time to healing was 12 weeks and the median time was 8.2 weeks.

Sexual Dysfunction

Female Sexual Dysfunction Matrix

     L.A.M. IPM™ Personal Female Lubricant (Sexual Dysfunction) Matrix is a highly viscoelastic (lubricating) liquid incorporating proprietary L.A.M. IPM™ technology. The matrix provides enhanced lubrication while Vitamin B3 (Niacin), encapsulated in the technology, stimulates the tissues of the female genitalia. Vitamin B3 has long been associated with a process known as “flushing”, whereby the blood supply in the stimulated area is increased.

     The L.A.M. IPM™ – Personal Female Lubricant (Sexual Dysfunction) Matrix is designed primarily to address the problems of mature women who often experience post-menopausal problems that may inhibit their intimate relationships. Specifically, the matrix acts to either eliminate or at least substantially minimize post-menopausal symptoms including vaginal dryness, pain during intercourse and absence of feeling or sensation.

     L.A.M. IPM™ – Personal Female Lubricant (Sexual Dysfunction) Matrix is not classified as a drug. The product uses substances that have been approved by the regulatory authorities for many applications. Vitamin B3, for example, forms a part of B Complex taken orally as a daily supplement by millions of people worldwide.

Licensing of Sexual Dysfunction Products

     In December 1997, we granted an exclusive worldwide license to Ixora Bio-Medical Co. (“Ixora”) for the marketing, sale and distribution of certain of its transdermal drugs for the treatment of sexual dysfunction. We have received licensing payments of $500,000 and 2,025,000 common shares of Ixora, representing a 45% interest in Ixora. As a result of subsequent sales by Ixora of its common stock to other persons, as of July 23, 2004, we owned 18% of Ixora’s common stock.

     Ixora is required to reimburse us or directly pay for all costs of clinical studies and related research required by the FDA or other government agencies as well as patent procurement and maintenance costs. We must obtain written consent on the reimbursement of costs in excess of $10,000 per quarter from Ixora. The agreement has a term of 99 years and the following termination provisions:

•	Ixora fails to pay any money due under the contract, but only in the event that the amount due remains outstanding 60 days after receipt of written notice from us that the amount is due, or

•	Either party becomes bankrupt or insolvent, or

•	Either party fails to observe, perform or keep any of the material covenants, provisions, stipulations, representations and conditions contained in the contract and that the breach has not been cured within 60 days after receipt by the defaulting party of notice of such breach

     Ixora is overseeing the manufacturing of the product, and will ensure that the matrix is manufactured in accordance with the FDA GMP (Good Manufacturing Practices) standards, and that the product is safe and performs to its specifications. We will receive the following royalties on sales by Ixora:

•	9% of all net sales of licensed products approved by the FDA and for which the patent rights have not expired.

•	6.5% of all net sales of all licensed products which did not require FDA approval and for which the patent rights have not expired.

•	4.5% of all net sales of all licensed products for which the patent rights have expired or have been held to be invalid.

     For purposes of the license agreement the term “net sales” means gross sales less advertising/promotion expenses not exceeding 8% of gross sales and sales taxes. The patents underlying the L.A.M. IPM™ – Personal Female Lubricant (Sexual Dysfunction) Matrix expire between March 2018 and September 2018.

     In May 2004 Ixora announced that it had commenced commercial sales of Ixora™ for Women, a clinically tested product that stimulates increased arousal, pleasure and sensation during sexual activity. Upon commercial sales, Ixora is required to pay us royalties of 6.5% of all net sales with a minimum royalty payment of $75,000 for the first year, $150,000 for the second year and $250,000 for the each year thereafter. Total royalty payments are not to exceed $1,250,000 per year.

Extreme Dry Skin

     L.A.M.’s IPM matrix spreads easily over large areas of skin, making it ideal for use as a cosmetic in various applications to the skin. Cosmetics are a multi-billion dollar a year industry that do not require approval before marketing, although cosmetics must be safe, contain appropriate cosmetic ingredients and be labeled properly. Various uses for our product include controlling body odors, relief of dryness, and for moisturization. For example, the IPM matrix could be used as a lubricant, to replenish moisture and general skin conditioning, particularly because it is non-staining and non-irritating. When used with a fragrance, it could control odor. When combined with certain over-the-counter (OTC) drugs, our IPM-drug matrix could be marketed as a cosmetic.

     Certain products marketed in the United States are considered cosmetics and OTC drugs because they make cosmetic claims as well as therapeutic claims and are intended to treat or prevent disease. Examples of such products include, but are not limited to, anti-dandruff shampoos; sunscreens; make-ups, moisturizers and skin care products that contain sunscreen, skin protectant or acne claims; products that make breath-freshening or whitening claims; antiperspirants that contain deodorant claims; and anti-microbial soaps. These products must comply with the FDA requirements for both cosmetics and OTC drugs.

     As a cosmeceutical, a combination of an OTC drug and a cosmetic product, the IPM matrix can be used for a variety of topical and other uses. These include use with certain antibiotic first aid products, antifungal drugs, dandruff, dermatitis and psoriasis control products, external analgesics, skin protectant-type products, such as for poison ivy and fever blisters and cold sores, first aid antiseptics, and anorectal products. Preliminary skin care trials have been successfully completed on approximately twenty patients in the Redding, California area by a cutaneous surgeon and dermatologist. The results of the preliminary evaluation suggest that we require additional development of the product in the cosmetic aspect, specifically the look, feel and aroma. As a result of lack of funding we have curtailed our expenditure on the product and feel that any further expenditure will commence only when we have partnered with another company. Since we are of the opinion that our skin care products will be classified as a cosmetic or an OTC drug, these skin care trials are being conducted without seeking FDA approval.

Veterinary Application

     In January 2004, we announced an application for the veterinary industry. This application, incorporating L.A.M. Ionic Polymer Matrix™ technology, has demonstrated high efficacy in the treatment of pyotraumatic dermatitis and other skin ailments commonly suffered by dogs based on limited internal testing and unsolicited consumer comments. Pyotraumatic dermatitis, more commonly known as “hot spots”, and other skin ailments are among the most common ailments that require dogs to be examined and treated by a veterinarian. Recently published data suggests that nearly 32% of households in the United States own at least one dog, resulting in an estimated dog population of 53 million. New statistics also indicate that Americans spent approximately $31 billion on their pets in 2003. Although there are no statistics we are able to obtain on what Americans spend specifically on “hot spots”, we believe that there will be a substantial market opportunity for our veterinary application. We are seeking an appropriate partner to conduct more extensive testing and to commence commercial marketing of this product.

Post-Surgical Matrix

     As a derivative of L.A.M. IPM Wound Gel™, we are also developing a wound healing matrix designed to be used on incisions following surgical procedures. One of the most common post-surgical complications is the development of scar tissue, in tissue sutured or stapled following surgery. Adhesions often form and result in a painful condition, which sometimes requires surgical treatment. The availability of a product which could reduce such complications will reduce the cost of post-operative care significantly. We believe our wound healing matrix has potential as an effective post-operative treatment for the prevention of adhesions and scar tissue following surgery.

     During 2001 and 2002 we performed studies which concluded that the IPM Wound Gel™ can be produced sterile. We are currently researching the possibility of manufacturing the product in sterile form with certain contract manufacturing companies. The cost of bringing this product to its current state has been minimal however we expect to incur costs associated with obtaining regulatory clearance prior to the introduction of these products to market.

Burn Matrix

     The Burn Matrix is a sterile form of our IPM Wound Gel™. Testing was performed in 2001 and 2002 which concluded that the IPM Wound Gel™ can be produced sterile. We are currently researching the possibility of manufacturing these products in sterile form with certain contract manufacturing companies. The cost of bringing this product to its current state has been minimal however we expect to incur costs associated with obtaining regulatory clearance prior to the introduction of these products to market.

Government Regulation

     Our drug and cosmetic products are regulated in the United States under the Federal Food, Drug and Cosmetic Act (FD&C Act), the Public Health Service Act, and the laws of certain states. The FDA exercises significant regulatory control over drugs manufactured and/or sold in the United States, including those that are unapproved.

     Federal laws, such as the FD&C Act, cover the testing, manufacture, distribution, marketing, labeling and advertising (for prescription drugs) of all new drugs. Drug registration and listing requirements also exist.

     We believe that the products being developed by us will be subject to one or more of the following FDA classifications:

Cosmetics

     Cosmetics are generally the least regulated by the FDA compared to other products subject to the FD&C Act. The legal distinction between cosmetics and drugs is typically based on the intended use of the product, which is normally discerned from its label or labeling. Cosmetic products are those intended for cleansing, beautifying, promoting attractiveness, or altering appearance whereas drugs are those intended for diagnosis, cure, mitigation, treatment, or prevention of disease, or that affect the structure or any function of the body.

     A claim suggesting that a product affects the body in some “physiological” way usually renders the product a drug — even if the effect is temporary. A claim that the product penetrates and affects layers beneath the skin’s surface most likely would be viewed by the FDA as a drug claim. However, claims that a product affects appearance through a “physical” effect are generally considered cosmetic claims. The FDA’s rationale for this distinction is that a claim of a physiological effect is a claim that the product “affects” the structure or function of the body, which is one element of the statutory definition of a drug. A claim indicating that a product’s effects are on the surface of the skin can be a cosmetic claim.

     Although cosmetics may be marketed without FDA approval, in order to be marketed lawfully as a cosmetic, the product must be properly labeled and each ingredient and each finished cosmetic product must be adequately substantiated for safety prior to marketing.

     Products which are not cosmetics, and which are marketed in the United States, must either comply with specified OTC drug regulations (monographs) or be specifically approved through the New Drug Application (NDA) or biologic licensure process.

OTC Drugs

     OTC drugs generally are defined as those drug products that can be used safely and effectively by the general public without seeking treatment by a physician or other health care professional. Thus, they do not require a prescription by a health care professional and are available at retail establishments. An OTC drug may be marketed without FDA approval if it conforms to a particular product monograph as described below and otherwise meets the requirements of the FD&C Act.

     OTC monographs list active ingredients, their dosage levels, and uses (claims) for which OTC drug products are considered generally recognized as safe and effective for specific use and are not misbranded. If a particular level of an active ingredient and claim are allowed by a monograph, then a manufacturer may market a product containing that ingredient and bearing that claim without specific FDA approval, subject to compliance with other requirements of the monographs and FD&C Act, including labeling, drug registration and listing, and manufacturing obligations. With regard to labeling, the regulations require certain language for statement of identity, net contents, adequate directions for use, and name and address of the manufacturer, and their placement on the finished package, as well as additional warning statements when relevant to the product. All OTC manufacturers must register their establishments with the FDA and submit to the FDA a list of products made within five days after beginning operations, as well as submit a list of products in commercial distribution. The FDA must inspect all registered establishments at least every two years and OTC drug products must be manufactured in accordance with cGMP regulations. If the FDA finds a violation of cGMPs, it may enjoin a company’s operations, seize product, or criminally prosecute the manufacturer.

     If a drug product does not conform to a particular OTC monograph, then typically a New Drug Application must be reviewed and approved by the FDA prior to marketing. Unlike prescription drugs, OTC drugs must bear adequate directions for safe and effective use and warnings against misuse.

New Drug Applications and Biologic License Applications

     New drugs and products that are not cosmetics or devices and that are not covered by an OTC monograph must be approved by the FDA prior to marketing in the United States. Pre-clinical testing programs on animals, followed by three phases of clinical testing on humans, are typically required by the FDA in order to establish product safety and efficacy. We believe that our L.A.M. IPM™ technology, when used with approved or unapproved prescription drugs or biologics, will be regulated as an unapproved new drug or unapproved biologic and will require approval by the FDA.

     It is also possible that the L.A.M. IPM™ technology may be regulated as a combination drug and medical device, in which case it would be subject both to medical device and drug regulation. It is also possible that the use of the L.A.M. IPM™ technology with a monographed OTC drug could render the product an unapproved new drug, which would mean that the product is subject to new drug application approval requirements before marketing.

     Medical device regulation is based on classification of the device into three classes, I, II, or III. Class III medical devices are regulated much like drugs, whereas Class I and II devices are subject to abbreviated clearance procedures. The FDA may choose to regulate certain uses of the L.A.M. IPM™ technology as a medical device if it determines that the mechanism by which the L.A.M. IPM™ technology exerts its effects meets the definitional requirements of a medical device. A medical device is a product that, among other requirements, does not achieve its primary intended purposes through chemical action within or on the human body and is not dependent upon being metabolized for the achievement of its primary intended purposes. Although we expect that most uses of the L.A.M. IPM™ technology will be regulated as a drug, which is in essence a product that usually achieves its effects by chemical action or physiological action in or on the body, to the extent that the L.A.M. IPM™ technology is used to deliver pharmaceutically active ingredients, it can be subject to both medical device and drug regulation.

     The first stage of evaluation, pre-clinical testing, must be conducted in animals. After safety has been demonstrated, the test results are submitted to the FDA (or a state regulatory agency) along with a request for authorization to conduct clinical testing, which includes the protocol that will be followed in the initial human clinical evaluation. If the applicable regulatory authority does not object to the proposed study, the investigator can proceed with Phase I trials. Phase I trials consist of pharmacological studies on a relatively few number of human subjects under rigidly controlled conditions in order to establish lack of toxicity and a safe dosage range.

     After Phase I testing is completed, one or more Phase II trials are conducted in a limited number of patients to continue to test the product’s safety and also its efficacy, i.e. its ability to treat or prevent a specific disease. If the results appear to warrant further studies, the data are submitted to the applicable regulatory authority along with the protocol for a Phase III trial. Phase III trials consist of extensive studies in large populations designed to assess the safety of the product and the most desirable dosage in the treatment or prevention of a specific disease. The results of the clinical trials for a new drug are submitted to the FDA as part of a New Drug Application (NDA).

     Biological drugs are subject to Biologics License Applications (BLAs), not NDAs as are other drugs. Biological drugs are a subset of “drug products” distinguished by their manufacturing process (biological vs. chemical process). A biological drug is any virus, serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product applicable to the prevention, treatment, or cure of diseases or injuries. They must be safe, pure and potent. Generic competition does not exist for biologics, as it does for other drugs. Biological drugs are generally subject to the same testing, manufacturing, distribution, marketing, labeling, advertising and other requirements for other drugs.

     To the extent all or a portion of the manufacturing process for a product is handled by an entity other than L.A.M., the manufacturing entity is subject to inspections by the FDA and by other federal, state and local agencies and must comply with FDA GMP requirements. In complying with GMP regulations, manufacturers must continue to expend time, money and effort in the area of production, quality control and quality assurance to ensure full compliance.

     L.A.M. may undertake extensive and costly clinical testing to assess the safety and efficacy of our potential drug delivery systems. Failure to comply with FDA regulations applicable to such testing can result in delay, suspension or cancellation of testing, and refusal by the FDA to accept the results of the testing. In addition, the FDA may suspend clinical studies at any time if it concludes that the subjects or patients participating in trials are being exposed to unacceptable health risks. Further there can be no assurance that human clinical testing will show any of our drug delivery systems to be safe and effective or that data derived from any testing will be suitable for submission to the FDA.

     The processes required by European regulatory authorities before our systems can be marketed in Western Europe are similar to those in the United States. First, appropriate pre-clinical laboratory and animal tests must be done, followed by submission of a clinical trial exemption or similar documentation before human clinical studies can be initiated. Upon completion of adequate and well controlled clinical studies in humans that establish that the drug is safe and efficacious, regulatory approval of a Market Authorization Application must be obtained from the relevant regulatory authorities. As with the FDA review process, there are numerous risks associated with the Market Authorization Application review. Additional data may be requested by the regulatory agency reviewing the Market Authorization Application to demonstrate the contribution of a product component to the clinical safety and efficacy of a product, or to confirm the comparable performance of materials produced by a changed manufacturing process or at a changed manufacturing site.

     The process of biologic and new drug development and regulatory approval or licensure requires substantial resources and many years. There can be no assurance that regulatory approval will ever be obtained for other products being developed by us. Authorization for testing, approval for marketing of drugs, including biologics, by regulatory authorities of most foreign countries must also be obtained prior to initiation of clinical studies and marketing in those countries. The approval process varies from country to country and the time period required in each foreign country to obtain approval may be longer or shorter than that required for regulatory approval in the United States.

     There are no assurances that clinical trials conducted in foreign countries will be accepted by the FDA for approval in the United States. Product approval (or licensure in a foreign country does not mean that the product will be approved or licensed by the FDA) and there are no assurances that we will receive any approval or license by the FDA or any other governmental entity for the marketing of a drug product. Likewise, product approval by the FDA does not mean that the product will be approved or licensed by any foreign country.

Product Status

     We completed the development of our IPM Wound Gel™ and obtained clearance (number K020325) from the FDA on April 15, 2002 to market the product. We began limited commercial sales of this product in August 2002

     All of our other products are in various stages of development and testing and the commercial sale of any of these products may not occur until the end of 2004 at the earliest. As a result, we expect to incur additional losses for the foreseeable future. Our estimate of the costs associated with future research and clinical studies may be substantially lower than the actual costs of these activities. If our cost estimates are incorrect, we will need additional funding for our research efforts. Please see our risk factor that discusses our ability to pay the costs of completing our research and development, which can be found at page 4 of this prospectus. There can be no assurance that our products will prove to have any therapeutic or other value.

     The following is a summary of the status of the products that are being developed by us:

		Projected Cost	Projected Date
	Anticipated FDA	Needed to Complete	of Completion
Product Name	Classification	Studies/Trials of	Studies/Trials
Post Surgical Matrix (1)	Medical Device – Class I or II	unable to determine (3)	2004
Burn Matrix (1)	Medical Device – Class I or II	unable to determine (3)	2004
Female Sexual Dysfunction (2)	Cosmetic/OTC Drug	N/A	Completed
Extreme Dry Skin	Cosmetic/OTC Drug	$1,500,000	(4)

(1)	These are sterile forms of the IPM Wound Gel™ and expect to commence marketing of the product by the end of 2004 beginning of 2005.

(2)	We have licensed this product to Ixora Bio-Medical Co. (Ixora). Pursuant to the terms of the Licensing Agreement, Ixora is responsible for all the costs required to obtain any required regulatory approvals of this product.

(3)	At this time, we are unable to estimate the amount of money needed to complete the clinical trials and studies for these projects; however, we do anticipate that such amounts will be significant.

(4)	We intend to initiate a sampling program over the next twelve to eighteen months for our Extreme Dry Skin product with consumers, doctors and skin care professionals once our wound healing product becomes more established in its market.

     We believe that the anticipated FDA classification of the products listed above is correct, however the final decision on FDA classification is determined by the FDA. Expenditures on the above projects have been reduced in order to conserve our current cash position.

Research and Development

     As part of our ongoing research and development program, we intend to develop and commercialize as many products as possible based on its L.A.M. IPM™ technology. Our long-range goal is to exploit other uses of its matrix drug delivery system to improve the therapeutic effects of various drugs.

     During the years ended December 31, 2002 and 2003 we spent approximately $573,000 and $196,000, respectively on research and development. L.A.M.’s research and development expenditures do not include research and development expenses relating to L.A.M.’s Sexual Dysfunction Drug, which were paid by Ixora.

Manufacturers and Suppliers

     We have contracted DPT Laboratories (DPT) in San Antonio, Texas to produce the initial commercial quantity batches of L.A.M. IPM Wound Gel™. Although we have contracted DPT for the manufacturing of our product there are a number of other manufacturing companies that provide the same services. We have purchased our supplies of raw materials from a number of independent companies and do not believe that we are dependent on any of these vendors.

Competition

     The pharmaceutical industry is highly competitive. We compete primarily in the over-the-counter wound-care market. We believe that competition for product sales is based primarily on brand awareness, price, availability and product efficacy. Our products may be subject to competition from alternate therapies during the patent protection period, if applicable, and thereafter from generic equivalents.

     Many of our competitors are large, well-established companies in the pharmaceutical, chemical, cosmetic and health care fields and may have greater resources than us to devote to manufacturing, marketing, sales, research and development and acquisitions. Our competitors include Bristol-Myers Squibb, Johnson & Johnson, Smith & Nephew and many others.

Patents and Trademarks

     As of July 23, 2004, we owned fifteen U.S. patents, four foreign patents, five U.S. patent applications and numerous international patent applications designating over 100 foreign countries with claims relating to our sustained release delivery matrix system, systems containing drug preparations, uses of the systems for various treatment therapies and addiction therapeutic program. Our patents will expire between 2015 and 2018.

Employees

     As of July 23, 2004 we had five full time and one part time employee. One of our employees was engaged in research and development, 2 were engaged in sales and marketing and 3 were engaged in general and administration. In addition, we utilize the services of outside consultants, on an as-needed basis, in our research and development and sales and marketing departments.

Offices and Facilities

     In the fourth quarter of 2003, we consolidated our research, pilot production and head office activities to 736 Center Street, Lewiston, New York. This facility is leased on a month to month basis at a rate of $400 per month.

     In January 2004 we established an office at Unit A No. 48, Xihai Nanyan, Xicheng District, Beijing, China. The facility is provided to us as part of our agreement with Sinopharm.

     We continue to maintain a business office at 800 Sheppard Avenue West, Commercial Unit 1, Toronto, Ontario, Canada. We have leased this space at $4,675 per month until August 31, 2004 and we are currently looking at various leasing opportunities.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

     The following sets forth certain financial data with respect to L.A.M. and is qualified in its entirety by reference to the more detailed financial statements and notes included elsewhere in this prospectus. The following contains statements that constitute “forward looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. In some cases, you can also identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. All forward-looking statements are based on assumptions that we have made based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, including the statements set forth under “Risk Factors.” No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

     We received clearance of our 510(k) pre-market notification from the FDA in April, 2002 and commenced limited commercial sales in August of 2002. During the remainder of 2002 and throughout 2003, we have continued efforts to develop commercial sales in the United States market. In addition, we have pursued a strategy of seeking regulatory approval to sell our L.A.M. IPM Wound Gel™ in additional markets outside of the United States. In March, 2004 we learned that we received approval to import and sell our L.A.M. IPM Wound Gel™ in China. By entering into agreements with companies in Latin America and China we believe that our sales will increase, based on information provided by our distribution partners on the potential size of the markets available. As our marketing and distribution approach has yet to be finalized we cannot provide firm forecasts on the effect these markets will have on future sales. Our revenue in 2003 increased to $106,000 compared to $40,000 in the prior year while operating expenses declined from $3,530,000 in 2002 to $1,317,000 in 2003. Net loss for the year declined to $2,199,000 in 2003 compared to $6,299,000 in 2002.

Selected Financial Data

     The summary financial data set forth below with respect to the statements of operations for the three months ended March 31, 2004 and 2003 and with respect to the balance sheets as at March 31, 2004 and December 31, 2003, are derived from, and should be read in conjunction with the financial statements and the related notes.

Income Statement Data

	For the Three Months Ended
	March 31,	March 31,	Percentage
	2004	2003	Change
Sales	$18,636	$30,844	(40%)
Operating Expenses
Cost of Goods Sold	3,963	6,788	(42%)
General and Administration	175,152	159,997	9.5%
Marketing and Business Development	128,194	152,105	(16%)
Research and Development	31,239	79,323	(61%)

Total Operating Expenses	338,548	398,213	(15%)
Financial Accounting Expenses	96,668	(49,662)
Provision for Lawsuit Settlement	560,000	—
Provision for Arbitration Settlement	—	600,000

Net Loss	$(976,580)	$(917,707)

Balance Sheet Data:

	As at
	March 31, 2004	December 31, 2003
Current Assets	$1,338,920	$590,295
Total Assets	2,048,201	1,281,858
Current Liabilities	817,417	1,027,561
Total Liabilities	1,174,322	1,384,466
Working Capital (Deficiency)	521,503	(437,266)
Stockholders’ Equity (Deficit)	873,879	(102,608)

Results of Operations

Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003

Sales

     Sales during the three months ended March 31, 2004, amounted to $19,000, a decrease of 40% over sales in the first quarter of 2003 of $31,000, however sales rose by 7% over sales in three months ended December 31, 2003. We are confident that the progress we achieved in China, through the signing of a distribution agreement, will help us achieve increased sales later in 2004.

Cost of Goods Sold

     Cost of Goods Sold for the three months ended 2004 were $4,000, representing a decrease of $3,000, or approximately 42%, from $7,000 in 2003. The gross profit percentage of 79% remained constant for the first quarter of 2004 when compared to 78% for the first quarter of 2003.

General and Administrative Expenses

     General and administrative expenses for the three months ended March 31, 2004 increased 9.5% to $175,000 from $160,000 for the three months ended March 31, 2003. The increase included costs attributable to the shareholder special meeting held in March 2004 and expenses related to our private placement. Decreases in investor relations, salaries and benefits and insurance reflected our continued efforts to reduce operating expenses.

     The primary components of general and administrative expenses for the three months ended March 31, 2004 and 2003 were as follows:

	Three months ended
	March 31,
	2004	2003
Officers’ salaries	$12,750	$9,375
Employee salaries and benefits	25,671	28,332
Investor Relations	7,855	16,578
Financial banking and consulting	13,011	—
Legal and auditing (including SEC filings)	50,380	46,008
Insurance	3,231	15,479
Shareholder special meeting expenses	7,496	—
Other expenses	54,758	44,225

Total	175,152	159,997

Marketing and Business Development Expense

     Marketing and business development expense for the three months ended March 31, 2004 decreased 16% to $128,000 from $152,000 for the three months ended March 31, 2003. The decrease reflects the reduction in personnel which occurred in the second quarter of 2003.

Research and Development Expense

     Research and development expenses for the three months ended March 31, 2004 decreased 61% to $31,000 from $79,000 for the three months ended March 31, 2003. We have chosen to reduce our research and development expenditures in order to focus on establishing our existing products in the market place. As our products obtain acceptance we will increase our research and development expenditures and accelerate the development of additional products.

Share and Option Grants

     We are required to recognize non-cash expenses which represent the deemed fair value of grants of stock options and of stock for services, calculated in accordance with United States generally accepted accounting principles. These deemed non-cash costs, which are accounted for by correspondingly increasing our paid in capital, increased to $52,000 for the three months ended March 31, 2004 from $(69,000) for the three months ended March 31, 2003. The non-cash expenses in 2004 included costs attributed to options and shares granted to consultants and directors for services performed. The negative expense in 2003 resulted from our ability to renegotiate a contract with a third party in which the number of shares to be issued to the third party was reduced.

Warrant Premium

     The expense of $25,000 for the three months ended March 31, 2004 represents the fair value of the warrants issued to shareholders in connection with our private placement.

Provision for Legal Settlement

     In March 2004, a consultant filed a lawsuit against us and one of our directors with the District Court of Montreal in Quebec, Canada in the amount of $2.8 million alleging that we failed to issue shares of our common stock to the individual for services rendered during the periods of 2001 and 2002. On April 26, 2004 we reached an out of court settlement of the lawsuit with the consultant which resulted in the issuance of two million shares of its common stock. We have accrued $560,000, the effect of the settlement, in the financial statements for the period ended March 31, 2004.

Year Ended December 31, 2003 compared with Year Ended December 31, 2002

Sales

     Sales during the year ended December 31, 2003, amounted to $106,000, an increase of 163% over sales in 2002 of $40,000. The increase resulted from a full year of sales in 2003, compared to five months in 2002. Revenue for the sale of the product is recorded when the revenue is realized or realizable and earned.

Cost of Goods Sold

     Cost of goods sold for 2003 was 34,000, representing an increase of 24,000, or approximately 234%, from 10,000 in 2002. The gross profit percentage for 2003 was 68%, compared to 75% in 2002. The decrease in the gross profit percentage reflects L.A.M. offering its customers a 25% discounted price on the L.A.M. IPM Wound Gel™ for a limited time period in 2003. Prices for our product had returned to our initial MSRP as at December 31, 2003.

General and Administrative Expenses

     General and administrative expenses for the year ended December 31, 2003 decreased 66% to $664,000 from $1,972,000 for the year ended December 31, 2002. The decrease included costs attributable to the write off of the option receivable in 2002 as described in Note H to the financial statements which did not recur in 2003; decreased costs of regulatory filings in respect of past and present options, note conversions, share grants for services and quarterly and yearly filings as required by the Securities and Exchange Commission, and the decrease in investor relations due to the non-recurrence of the exceptional level of activity in the previous year. In 2002, when we received FDA clearance for our L.A.M. IPM Wound Gel™, we received a number of investor inquires which resulted in us hiring a few investor relations firms to help us interact with both current and potential investors. We incurred expenses for road shows and consulting fees which did not recur in 2003. Decreases in insurance, as a result of decreased level of product liability coverage from $3,000,000 to $1,000,000, financial banking and consulting, salaries and benefits also occurred as we attempt to reduce our operating costs and perform some of theses services internally. In 2004, we have subsequently returned to our product liability coverage of $3,000,000.

     The primary components of general and administrative expenses for the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Officers’ salaries (1)	$34,562	$74,125
Employee salaries and benefits	107,686	127,787
Investor Relations	45,893	265,819
Commissions and other costs in connection with financings	51,438	83,070
Financial Banking and Consulting	—	194,200
Legal and Auditing (including SEC filings)	219,897	327,945
Insurance	48,557	130,882
Occupancy Costs	52,907	49,246
Write off of receivable	—	627,000
Other Expenses	102,769	92,255

Total	$663,709	$1,972,329

     (1) Officers salaries are allocated among general and administrative, marketing and business development and research and development.

Marketing and Business Development Expense

     Marketing and business development expense for the year ended December 31, 2003 decreased 57% to $423,000 from $975,000 for the year ended December 31, 2002. The decrease reflects the build up of marketing resources and promotional activity in 2002 for the launch of commercial sales of L.A.M. IPM Wound Gel™ and the introduction of the product to markets outside of the U.S, which expense did not recur in 2003.

Research and Development Expense

     Research and development expenses for the year ended December 31, 2003 decreased 66% to $196,000 from $573,000 for the year ended December 31, 2002. The decrease is due to costs incurred in 2002 to obtain regulatory clearance for L.A.M. IPM Wound Gel™ that did not recur in 2003. We have chosen to reduce our research and development expenditures in order to focus on establishing our existing products in the market place. As our products obtain acceptance we will increase our research and development expenditures and accelerate the development of other products.

Share and Option Grants

     We are required to recognize non-cash expenses which represent the deemed fair value of grants of stock options and of stock for services, calculated in accordance with United States generally accepted accounting principles. These deemed non-cash costs, which are accounted for by correspondingly increasing our paid in capital, decreased to $315,000 for the year ended December 31, 2003 from $2,468,000 for the year ended December 31, 2002. The non-cash expenses in 2002 included costs attributed to options and shares granted to consultants and directors for services performed and in recognition of their efforts required to bring our first product to market.

Conversion Premium

     During the year ended December 31, 2002, conversion premiums of $205,000 were charged as an expense. The charge in 2002 related to the sale of convertible notes during that year, and represented the difference between the deemed fair value of our common stock and the conversion price of the convertible notes sold. The conversion premiums did not require the use of cash.

Warrants Issued

     The expense of $56,000 for the year ended December 31, 2002 represents the fair value of the warrants issued to our convertible note holders and our placement agent in connection with the issuance of the convertible notes.

Arbitration Settlement

     Capital Research Group, Inc. (CRG) an investor relations firm formerly used by L.A.M. filed a claim against us with the American Arbitration Association alleging that we failed to pay CRG in accordance with the terms of our agreement between with them. In May 2003, we learned that the arbitrator awarded damages in the amount of approximately $600,000 to CRG. On November 19, 2003 we agreed with CRG to settle all amounts owed by L.A.M. to CRG through the issuance of 3,059,363 shares of our common stock. In addition we granted warrants to purchase 1,000,000 shares of our common stock at a price of $0.22 per share and warrants to purchase 230,750 shares of our common stock at a price of $0.01 per share. L.A.M. recorded an expense of $591,873 in the year ended December 31, 2003 representing the total value of the settlement. All warrants were exercised through a cashless option that resulted in the issuance of 409,527 shares of our common stock.

Liquidity and Sources of Capital

Three Months ended March 31, 2004

     Our cash and cash equivalents as of March 31, 2004 was $783,000. The working capital increased from a deficiency of approximately $(437,000) as of December 31, 2003 to a working capital surplus of approximately $522,000 as of March 31, 2004.

     Our operations used approximately $458,000 in cash during the three months ended March 31, 2004 compared to $219,000 used in the same period in the prior year. This was primarily due to a reduction of accounts payable in the current period of $147,000 compared to an increase in accounts payable of $131,000 in the same period in the prior year. We have been reducing our accounts payable which have been outstanding for over 90 days throughout the past year as additional funding is obtained while continuing to incur liabilities for current expenditures.

     During this period we also invested $35,000 in patents and trademarks.

     Cash required during the three months ended March 31, 2004 came principally from the exercise of warrants in the amount of $259,000 and from subscription agreements for the issuance of our common stock in the amount of $991,000 as follows:

     During the three months ended March 31, 2004 we sold units of our common stock in which each unit consists of 1,000 shares of our common stock plus 750 warrants. Each warrant will entitle the holder to purchase one share of common stock as follows:

• One third of warrants may be exercised at any time prior to June 30, 2005 at prices ranging from $0.35 to $0.60 per share

• One third of warrants may be exercised at any time prior to December 31, 2005 at prices ranging from $0.35 to $0.75 per share

• One third of warrants may be exercised at any time prior to June 30, 2006 at prices ranging from $0.55 to $1.00 per share

Through this private placement we sold 5,512,000 shares of our common stock, plus warrants for the purchase of an additional 4,134,000 shares for proceeds amounting to $1,223,000 to 33 investors of which $991,000 was received prior to March 31, 2004.

     We have maintained our cash position as a result of the sale of our common stock through a series of private placements and decreases in the amount of expenditures during the past year. We expect that future cash flow needs, both current and long-term, will be funding through additional private placements and through increased sales of our product as a result of the new distribution contracts entered into in the Republic of China and Central America.

Year Ended December 31, 2003

     Our cash and cash equivalents as of December 31, 2003 is $25,000. The working capital deficiency decreased from approximately $(757,000) as of December 31, 2002 to $(437,000) as of December 31, 2003.

     Our operations and an increase in our prepaid expenses for consulting services used approximately $1,143,000 in cash during the year ended December 31, 2003. This was offset by a decrease in inventory and an increase in accounts payable and accrued expenses in the amount of $438,000, which provided cash. We have been slowly reducing our accounts payable incurred as a result of the initial launch of our product in 2002. We have been in contact with our major suppliers and we believe that our relationship for future purchases or services performed will not be hampered.

     During this period we also spent $86,000 on our patents and trademarks and $1,000 on leasehold improvements.

     Cash required during the year ended December 31, 2003 came principally from the subscription agreements for the issuance of our common stock in the amount of $677,000 as follows:

     During 2003, we sold units of our common stock through a private placement in which each unit consists of 1,000 shares of our common stock plus 750 warrants. Each warrant will entitle the holder to purchase our common stock as follows:

•	One third of the warrants may be exercised at any time prior to February 28, 2005 at a price of $0.30 per share

•	One third of the warrants may be exercised at any time prior to August 31, 2005 at a price of $0.30 per share

•	One third of the warrants may be exercised at any time prior to February 28, 2006 at a price of $0.50 per share

     Through this private placement we sold 7,361,828 shares of our common stock, plus warrants for the purchase of an additional 5,262,750 shares for proceeds and debt reduction amounting to a total of $961,000. A total of 4,994,828 shares, plus warrants for the purchase of 3,487,500 shares were sold to forty investors for $676,960 in cash. An additional 2,367,000 shares, plus warrants for the purchase of 1,775,250 shares, were sold to five persons in payment of $284,040 owed by L.A.M. to these persons.

Year Ended December 31, 2002

     Our operations and an increase in accounts receivable and inventories resulting from the sale and manufacturing of our IPM Wound Gel™, used approximately $3,241,000 in cash during the year ended December 31, 2002. This was offset by an increase in accounts payable and accrued expenses in the amount of $548,000, which provided cash.

     During this period we also spent $95,000 on our patents and trademarks and $27,000 on laboratory, furniture and computer equipment purchases.

     On January 24, 2001, we entered into an equity line of credit agreement. As of July 22, 2002, we had sold 1,053,177 shares of common stock and received $971,000 in net proceeds under the equity line of credit agreement. On July 22, 2002 we terminated the equity line of credit agreement, and as consideration for the cancellation of the agreement, we repriced the warrants held by the issuer of the equity line to purchase 482,893 shares of common stock from a price of $4.56 per share to $1.35 per share. This re-pricing had no effect on the operations for the year ended December 31, 2002.

     On November 1, 2002, we sold convertible notes, plus Series A, B, C and D warrants, to a group of private investors for $700,000.

     Cash required during the year ended December 31, 2002 came from the exercise of stock options amounting to $1,750,000, proceeds from the sale of shares under the equity line of credit agreement amounting to $487,000 and proceeds from the sales of convertible notes in the amount of $700,000.

     We expect that the majority of cash needs for 2004 will be met through the issuance of our common stock. Between December 31, 2003 and March 24, 2004, funds of approximately $616,000 were received relating to private placement subscription agreements. We also believe that revenue will increase as our product becomes more widely known in the United States and as sales commence in China later in the year. We are also actively pursuing approval for our IPM Wound Gel™ in additional markets such as Central and South America, and we believe these markets will also commence contributing to revenue later in 2004.

Certain Relationships and Related Transactions

     During 2003 and 2002, we paid $53,400 and $99,965 respectively to Nath & Associates, PLLC for legal services. Nath & Associates, PLLC is a law firm in which Mr. Nath, an officer and director of L.A.M., is a partner. As of December 31, 2003, we owed Nath & Associates, PLLC approximately $344,000 for legal services.

     During the first quarter of 2002, Mr. Drizen and L.A.M. agreed that an advance of $548,361 due to him as of December 31, 2001 would be offset against the $1,050,000 promissory note held by Mr. Drizen due on March 31, 2002. Due to the long-standing relationship between Dr. Rothbart, Mr. Nath and according to Dr. Rothbart and Mr. Nath in order to not adversely affect L.A.M. they agreed with Mr. Drizen to apply a portion of their receivables from L.A.M. against the amounts due by Mr. Drizen in an amount sufficient to offset the remaining balance due on Mr. Drizen’s promissory note. It is our understanding that there are no terms of repayment and that the liability owed to Dr. Rothbart and Mr. Nath by Mr. Drizen is currently outstanding.

     In 2003, through the private placement of 7,361,828 shares of our common stock, plus warrants for the purchase of an additional 5,262,750 shares for proceeds and debt reduction aggregating $961,000, Mr. Slechta, Dr. Rothbart and Mr. Nath acquired 2,125,000 common shares plus warrants to purchase an additional 1,593,750 shares under this private placement. The private placement proceeds of $255,000 received from the CEO, directors and officers of L.A.M. were used to reduce the amounts payable to Mr. Slechta for compensation by $75,000; amounts payable to Nath & Associates, PLLC for legal services by

$105,000; and loans outstanding of approximately $78,000 received from Dr. Rothbart were reduced by $75,000..

     In the first quarter of 2004, through the private placement of our common stock, Dr. Rothbart acquired 433,000 shares plus warrants to purchase an additional 324,750 shares of our common stock for a purchase price of $99,500.

     Following these offset arrangements, as of April 28, 2004 we owed Dr. Rothbart and Mr. Nath $3,008 and $146,537 respectively, and Mr. Drizen’s promissory note was paid in full.

     The fees we paid to related parties for services and interest charged (if any) on loans received from related parties are no greater than those that would be charged to us by an unrelated third party.

Market for Common Stock

     As of March 31, 2004, there were approximately 153 record owners of our common stock. Our common stock is traded in the over-the-counter market under the symbol “LAMP.OB”. Set forth below are the range of high and low bid quotations for the periods indicated as reported by Pinksheets LLC. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Quarter Ending	High	Low
3/31/02	$0.99	$0.46
6/30/02	$2.50	$0.69
9/30/02	$0.88	$0.45
12/31/02	$0.54	$0.27
3/31/03	$0.34	$0.19
6/30/03	$0.25	$0.08
9/30/03	$0.27	$0.13
12/31/03	$0.23	$0.11
3/31/04	$0.60	$0.16
6/30/04	$0.37	$0.22

     Holders of our common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. We have not paid any dividends, and we do not have any current plans to pay any dividends.

Executive Compensation

Summary Compensation Table

     The following table sets forth all compensation paid for each of the years ended December 31, 2003, 2002 and 2001 to our President and Chief Executive Officer and those executive officers whose total salary and bonus exceeded $100,000 in the three preceding financial years.

					Long-Term Compensation
					Awards		Payouts
		Annual Compensation
						Securities
				Other		Under
				Annual	Restricted	Stock		All Other
Name and				Compen-	Stock	Options	LTIP	Compen-
Principal		Salary	Bonus	sation	Award(s)	Granted	Payouts	sation
Position	Year	($)	($) (1)	($)	($)	(#)	($)	($)
Joseph Slechta	2003	137,500	45,000	—	—	—	—	—
President and	2002	102,500	—	—	—	—	—	—
CEO	2001	103,000	25,000	—	85,000 (2)	3,600,000	—	—
Alan Drizen	2003	—	—	—	—	750,000	—	—
	2002	80,000	—	—	—	2,000,000	—	—
	2001	120,000	—	—	—	300,000	—	—

(1)	The following officer of received shares of our common stock as a stock bonus:

Name	Date	Shares
Joseph Slechta	6/5/01	100,000
Joseph Slechta	9/26/03	250,000

(2)	During the period covered by the foregoing table, the shares of restricted stock issued as compensation for services. The table below shows the number of shares of our common stock owned by the officers listed above, and the value of such shares as of December 31, 2003:

Name	Shares	Value
Joseph Slechta	895,000	$174,525

Options Granted in 2003

     During the fiscal year ended December 31, 2003, no options were granted by us to our executive officers.

     During 2003, we extended the expiration dates of options held by the following persons:

		Expiration Date	Expiration Date
		Prior to	After
Name	Options	Extension	Extension
Joseph Slechta	100,000	January 20, 2003	January 20, 2008
Peter Rothbart	70,000	January 20, 2003	January 20, 2008

Aggregate Option Exercises in 2003 and Year-End Option Values

     The following table sets forth certain information concerning exercises of stock options by the named executive officers and directors during the year ended December 31, 2003 and the value of unexercised options at December 31, 2003.

	Common		Number of Securities
	Shares		Underlying		Value of Unexercised In-the-
	Acquired		Unexercised Options at		Money Options at
	On		December 31, 2003		December 31, 2003 (1)
	Exercise	Value
Name	(#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
J. T. Slechta	—	—	3,700,000	—	—	—
P. Rothbart	—	—	370,000	—	—	—
G. M. Nath	—	—	—	—	—	—

(1)	These amounts represent the difference between the exercise price of the stock options and the closing price of our common shares on the last trading day of the year on the Over-the-Counter Exchange. On December 31, 2003, the closing price of our common shares on the Over-the-Counter Exchanges was $0.195 and the exercise prices of all the stock options were greater than the closing price of our common shares.

Compensation of Executive Officers

     The following shows the amounts that we expect to pay to our officers during the twelve month period ending December 31, 2004, and the time that our executive officers plan to devote to our business. We do not have employment agreements with any of our officers.

	Proposed	Time to be Devoted
Name	Compensation	To Company's Business
Joseph Slechta	$150,000	100%
Peter Rothbart	—	5%
Gary M. Nath	—	15%

     Our Board of Directors may increase the compensation paid to our officers depending upon the results of our future operations.

Compensation of Directors

     Standard Arrangements. At present, we do not pay our directors for attending meetings of the Board of Directors, although we may adopt a director compensation policy in the future. We have no standard arrangement pursuant to which directors of L.A.M. are compensated for any services provided as a director or for committee participation or special assignments.

     Other Arrangements. During the year ended December 31, 2003, and except as disclosed elsewhere in this prospectus, no director of L.A.M. received any form of compensation from L.A.M.

     As explained on page 25 of this prospectus, legal services are provided to us by Gary Nath’s law firm. During the year ending December 31, 2004, we expect that we will continue to use the services of Mr. Nath’s law firm.

Additional Information

     We routinely file reports and other information with the SEC, including Forms 8-K, 10-KSB and 10-QSB. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth St., N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

     We make our financial statements available as soon as reasonably practicable after they are filed with the SEC on our Internet site at http://www.lampharm.com. Paper copies of our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-KSB, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act may be obtained free of charge upon request, by writing to L.A.M. at 800 Sheppard Avenue West, Toronto, Ontario Canada M3H 6B4.

L.A.M. PHARMACEUTICAL, CORP.

(A DELAWARE CORPORATION)
Lewiston, New York

FINANCIAL REPORTS
AT
MARCH 31, 2004

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

BALANCE SHEETS

	(Unaudited)
	March 31,	December 31,
	2004	2003
ASSETS
Current Assets
Cash and Cash Equivalents	$782,846	$25,132
Accounts Receivable	7,746	8,936
Inventory	474,768	482,667
Prepaid Expenses	73,560	73,560

Total Current Assets	1,338,920	590,295
Property and Equipment - Net of Accumulated Depreciation	93,411	100,020
Other Assets	615,870	591,543
Patents and Trademarks - Net of Accumulated Amortization	615,870	591,543

Total Assets	$2,048,201	$1,281,858

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts Payable and Accrued Expenses	$817,417	$1,027,561

Total Current Liabilities	817,417	1,027,561
Other Liabilities
Due to Stockholders – due after one year	149,545	149,545
Deferred Royalty Revenue	207,360	207,360

Total Liabilities	1,174,322	1,384,466

Stockholders’ Equity (Deficit)
Common Stock - $.0001 Par; 150,000,000 Shares Authorized; 48,850,473 and 45,809,364 Shares Issued and Outstanding, Respectively	4,885	4,581
Additional Paid-In Capital	28,557,928	26,605,165
Accumulated Deficit	(27,688,934)	(26,712,354)

Total Stockholders’ Equity (Deficit)	873,879	(102,608)

Total Liabilities and Stockholders’ Equity (Deficit)	$2,048,201	$1,281,858

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

			Additional		Total
	Number	Common	Paid-In	Accumulated	Stockholders’
	of Shares	Stock	Capital	Deficit	Equity (Deficit)
Balance – December 31, 2002	27,511,412	$2,751	$24,054,187	$(24,513,282)	$(456,344)
Capital Contribution – Interest Expense	—	—	2,153	—	2,153
Stock Options Granted - Compensation for Services Rendered	—	—	10,440	—	10,440
Common Shares Issued - Compensation for Services Rendered	335,000	33	(79,295)	—	(79,262)
Conversion of Convertible Notes	1,736,734	174	510,426	—	510,600
Receivable on Option Exercise	—	—	15,708	—	15,708
Net Loss for the Period (Unaudited)	—	—	—	(917,707)	(917,707)

Balance - March 31, 2003 (Unaudited)	29,583,146	$2,958	$24,513,619	$(25,430,989)	$(914,412)

Balance - December 31, 2003	45,809,364	$4,581	$26,605,165	$(26,712,354)	$(102,608)
Capital Contribution – Interest Expense	—	—	1,869	—	1,869
Stock Options Granted - Compensation for Services Rendered	—	—	4,454	—	4,454
Common Shares Issued - Compensation for Services Rendered	607,560	61	111,079	—	111,040
Sale of Shares Under the Stock Subscription Agreements	300,000	30	958,480	—	958,510
Premium on the Issuance of Warrants	—	—	25,241	—	25,241
Warrant Exercise	2,133,549	213	259,160	—	259,373
Receivable on Option Exercise	—	—	580	—	580
Receivable on Sale of Stock Subscription Agreements	—	—	32,000	—	32,000
Lawsuit Accrual	—	—	560,000	—	560,000
Net Loss for the Period (Unaudited)	—	—	—	(976,580)	(976,580)

Balance – March 31, 2004 (Unaudited)	48,850,473	$4,885	$28,557,928	$(27,688,934)	$873,879

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended
	March 31,
	2004	2003
Revenues
Net Sales	$18,636	$30,844

Expenses
Cost of Sales	3,963	6,788
General and Administrative	175,152	159,997
Marketing and Business Development	128,194	152,105
Research and Development	31,239	79,323

	338,548	398,213
Financial Accounting Expenses Not Requiring the Use of Cash During the Period:
Depreciation and Amortization	17,169	16,867
Interest Expense	1,869	2,293
Warrant Premium	25,241	—
Share and Option Grants to Consultants	52,389	(68,822)

Total Expenses	435,216	348,551

Loss Before Other Expenses	(416,580)	(317,707)

Other Expenses
Provision for Lawsuit Settlement	(560,000)	—
Provision for Arbitration Settlement	—	(600,000)

Total Other Expenses	(560,000)	(600,000)

Net Loss for the Period	$(976,580)	$(917,707)

Net Loss per Common Share - Basic and Diluted	$(0.02)	$(0.03)

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	47,886,434	29,267,371

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended
	March 31,
	2004	2003
Cash Flows from Operating Activities
Net Loss for the Period	$(976,580)	$(917,707)
Adjustments to Reconcile Net Loss for the Period to Net Cash Flows from Operating Activities:
Depreciation and Amortization	17,169	16,867
Capital Contributions:
Premium on the Issuance of Warrants	25,241	—
Deemed Interest Expense on Loans from Stockholders	1,869	2,153
Share and Option Grants to Consultants	52,389	(68,822)
Changes in Assets and Liabilities:
Accounts Receivable	1,190	4,066
Inventory	7,899	16,470
Prepaid Expenses	—	(3,045)
Accounts Payable and Accrued Expenses	(147,039)	131,306
Provision for Lawsuit Settlement	560,000	—
Provision for Arbitration Settlement	—	600,000

Net Cash Flows from Operating Activities	(457,862)	(218,712)

Cash Flows from Investing Activities
Investment in Property and Equipment	—	(1,495)
Investment in Patents and Trademarks – Net	(34,887)	(27,113)

Net Cash Flows from Investing Activities	(34,887)	(28,608)

Cash Flows from Financing Activities
Proceeds from Exercise of Stock Options	580	15,708
Proceeds from the Sale of Shares Under Share Subscription Agreements	990,510	—
Proceeds from Exercise of Warrants	259,373	—
Advances from Stockholders	—	139,390

Net Cash Flows from Financing Activities	1,250,463	155,098
Net Change in Cash and Cash Equivalents	757,714	(92,222)
Cash and Cash Equivalents - Beginning of Period	25,132	210,214

Cash and Cash Equivalents - End of Period	$782,846	$117,992

-continued-

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York
STATEMENTS OF CASH FLOWS (UNAUDITED) – continued

	Three Months Ended
	March 31, 2004
	2004	2003
Non-Cash Investing and Financing Activities
Debentures Converted to Common Stock	$—	$510,600
SUPPLEMENTAL DISCLOSURE
Interest Paid	$—	$—
Income Taxes Paid	$—	$—

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note A -	Basis of Presentation

The condensed financial statements of L.A.M. Pharmaceutical, Corp. (the “Company”) included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the annual audited financial statements and the notes thereto included in the Company’s Form 10-KSB and other reports filed with the SEC.

The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with market launch of new products, costs incurred to raise capital, acquisitions of patents and trademarks, and stock options and awards.

Note B -	Accounting Policies

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable when the product has been shipped to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The Company reduces revenue for estimated customer returns.

Method of Accounting

The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Note C -	Inventory

Inventory at period end consisted of the following:

	March 31,	December 31,
	2004	2003
IPM Wound Gel™	$472,643	$480,542
Raw Materials	2,125	2,125
Inventory	$474,768	$482,667

Note D -	Share and Option Grants

The Company has stock option plans under which employees, non-employee directors, consultants and investors may be granted options to purchase shares of the Company’s common stock. Options have varying vesting and expiration dates.

-continued-

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note D -	Share and Option Grants — continued

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for its employee stock option plans. Accordingly, no compensation expense has been recognized for its employee stock option plans. The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”.

The following table illustrates the effect on net earnings and earnings per share had the Company adopted the fair value based method of accounting for stock-based employee compensation for all periods presented:

	For the three months ended
	March 31,
	2004	2003
Net loss
As reported	$976,580	$917,707
Pro forma	$976,580	$909,708
Net Loss per share
As reported	$0.02	$0.03
Pro forma	$0.02	$0.03

Note E -	Common Stock

During the three months ended March 31, 2004 the Company sold units of the Company’s common stock in which each unit consists of 1,000 shares of the Company’s common stock plus 750 warrants. Each warrant will entitle the holder to purchase one share of the Company’s common stock as follows:

•	One third of warrants may be exercised at any time prior to June 30, 2005 at prices ranging from $0.35 to $0.60 per share

•	One third of warrants may be exercised at any time prior to December 31, 2005 at prices ranging from $0.35 to $0.75 per share

•	One third of warrants may be exercised at any time prior to June 30, 2006 at prices ranging from $0.55 to $1.00 per share

As of March 31, 2004 the Company sold 5,512,000 shares of its common stock, plus warrants for the purchase of an additional 4,134,000 shares for proceeds amounting to $1,229,760 to 33 investors.

Note F -	Commitments & Contingencies

In March 2004, a consultant filed a lawsuit with the District Court of Montreal in Quebec, Canada in the amount of $2.8 million against the Company and one of its directors alleging that the Company failed to issue shares of its common stock to the individual for services rendered during the periods of 2001 and 2002. On April 26, 2004 the Company and the consultant reached an out of court settlement of the lawsuit which resulted in the issuance of two million shares of its common stock. The Company has accrued $560,000, the effect of the settlement, in the financial statements for the three months ended March 31, 2004.

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

FINANCIAL REPORTS
AT
DECEMBER 31, 2003

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

Independent Auditors’ Report	F-2
Balance Sheets at December 31, 2003 and 2002	F-3
Statements of Changes in Stockholders’ Deficit for the Years Ended December 31, 2003 and 2002	F-4 to F-5
Statements of Operations for the Years Ended December 31, 2003 and 2002	F-6
Statements of Cash Flows for the Years Ended December 31, 2003 and 2002	F-7 to F-8
Notes to Financial Statements	F-9 to F-23

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders
L.A.M. Pharmaceutical, Corp.
Lewiston, New York

     We have audited the accompanying balance sheets of L.A.M. Pharmaceutical, Corp. (A Delaware Corporation) as of December 31, 2003 and 2002, and the related statements of changes in stockholders’ deficit, operations and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.A.M. Pharmaceutical, Corp. (A Delaware Corporation) as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rotenberg & Co., LLP
Rochester, New York
   February 26, 2004
    (except for Note Q as to which the date is March 24, 2004)

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

BALANCE SHEETS

December 31,	2003	2002
ASSETS
Current Assets
Cash and Cash Equivalents	$25,132	$210,214
Accounts Receivable, net	8,936	13,643
Inventory	482,667	550,085
Prepaid Expenses	73,560	6,686

Total Current Assets	590,295	780,628
Property and Equipment - Net of Accumulated Depreciation	100,020	124,958
Other Assets
Patents and Trademarks - Net of Accumulated Amortization	591,543	546,631

Total Assets	$1,281,858	$1,452,217

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable and Accrued Expenses	$1,027,561	$866,164
Convertible Notes	—	671,000

Total Current Liabilities	1,027,561	1,537,164
Other Liabilities
Due to Stockholders	149,545	164,037
Deferred Royalty Revenue	207,360	207,360

Total Liabilities	1,384,466	1,908,561

Commitments
Stockholders’ Deficit
Common Stock - $.0001 Par; 50,000,000 Authorized; 45,809,364 and 27,511,412 Issued and Outstanding, respectively	4,581	2,751
Additional Paid-In Capital	26,605,165	24,054,187
Accumulated Deficit	(26,712,354)	(24,513,282)

Total Stockholders’ Deficit	(102,608)	(456,344)

Total Liabilities and Stockholders’ Deficit	$1,281,858	$1,452,217

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

			Additional	Loan		Total
	Number	Common	Paid-In	Receivable-	Accumulated	Stockholders’
	of Shares	Stock	Capital	Director/Officer	Deficit	Deficit
Balance - December 31, 2001	19,784,520	$1,978	$17,964,009	$(640,000)	$(18,214,065)	$(888,078)
Capital Contribution - Interest Expense	—	—	19,264	—	—	19,264
Common Shares Issued - Note Conversion Premium	—	—	204,762	—	—	204,762
Notes Converted to Common Stock	98,640	10	28,990	—	—	29,000
Warrants Issued – Convertible Notes	—	—	55,543	—	—	55,543
Stock Options Issued
- Compensation for Services Rendered	—	—	1,394,752	—	—	1,394,752
Common Shares Issued
- Compensation for Services Rendered	1,821,500	182	979,694	—	—	979,876
Stock Options Exercised	4,933,975	494	2,869,896	—	—	2,870,390
Sale of Shares Under the Equity Line of Credit Agreement	614,156	61	487,303	—	—	487,364
Sale of Shares Under the Private Placement Memorandum	258,621	26	74,974	—	—	75,000
Receivable on Option Exercise	—	—	(25,000)	—	—	(25,000)
Loan Repayments from Officer	—	—	—	640,000	—	640,000
Net Loss	—	—	—	—	(6,299,217)	(6,299,217)

Balance - December 31, 2002	27,511,412	$2,751	$24,054,187	$—	$(24,513,282)	$(456,344)

The accompanying notes are an integral part of these financial statements.

- continued -

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT – continued

			Additional	Loan		Total
	Number	Common	Paid-In	Receivable-	Accumulated	Stockholders’
	of Shares	Stock	Capital	Director/Officer	Deficit	Deficit
Balance - December 31, 2002	27,511,412	$2,751	$24,054,187	$—	$(24,513,282)	$(456,344)
Capital Contribution - Interest Expense	—	—	8,215	—	—	8,215
Notes Converted to Common Stock	3,070,067	307	670,693	—	—	671,000
Stock Warrants Exercised	69,022	7	(7)	—	—	—
Stock Options Issued
- Compensation for Services Rendered	—	—	35,211	—	—	35,211
Common Shares Issued
- Compensation for Services Rendered	5,056,672	506	418,838	—	—	419,344
Stock Options Exercised	1,000	—	580	—	—	580
Sale of Shares Under the Stock Subscription Agreements	7,041,828	704	960,296	—	—	961,000
Shares Issued Under the Arbitration Settlement	3,059,363	306	591,567	—	—	591,873
Receivable on Option Exercise	—	—	24,420	—	—	24,420
Receivable on Sale of Stock Subscription Agreements	—	—	(158,835)	—	—	(158,835)
Net Loss	—	—	—	—	(2,199,072)	(2,199,072)

Balance - December 31, 2003	45,809,364	$4,581	$26,605,165	$—	$(26,712,354)	$(102,608)

     The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

STATEMENTS OF OPERATIONS

Years ended December 31,	2003	2002
Revenues
Net Sales	$105,789	$40,160

Expenses
Cost of Sales	34,201	10,250
General and Administrative	663,709	1,972,329
Marketing and Business Development	423,240	975,077
Research and Development	196,089	572,617

	1,317,239	3,530,273
Financial Accounting Expenses Not Requiring the Use of Cash During the Period:
Depreciation and Amortization	67,294	60,928
Interest Expense	13,698	19,942
Share and Option Grants to Officers, Directors Investors and Consultants	314,757	2,467,929
Conversion Premium on Convertible Notes	—	204,762
Warrants Issued	—	55,543

Total Expenses	1,712,988	6,339,377

Loss Before Other Income and (Expenses)	(1,607,199)	(6,299,217)

Other Income and (Expenses)
Arbitration Settlement	(591,873)	—

Total Other Income and (Expenses)	(591,873)	—

Net Loss for the Period	$(2,199,072)	$(6,299,217)

Loss per Common Share - Basic and Diluted	$(0.07)	$(0.26)

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	32,121,738	24,644,912

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

STATEMENTS OF CASH FLOWS

Years ended December 31,	2003	2002
Cash Flows from Operating Activities
Net Loss	$(2,199,072)	$(6,299,217)
Adjustments to Reconcile Net Loss for the Period to Cash Flows from Operating Activities:
Depreciation and Amortization	67,294	60,928
Write-off of receivable	—	627,000
Bad Debts	758	—
Capital Contributions:
Deemed Interest Expense on Loans from Stockholders	8,215	19,264
Share and Option Grants - Officers, Directors Investors and Consultants	454,555	2,558,328
Warrants Issued	—	55,543
Conversion Premium on Convertible Notes	—	204,762
Share Settlement of Arbitration	591,873	—
Changes in Assets and Liabilities:
Accounts Receivable	3,949	(13,643)
Inventory	67,418	(452,335)
Prepaid Expenses	(66,874)	(1,342)
Accounts Payable and Accrued Expenses	370,347	548,365

Net Cash Flows from Operating Activities	(701,537)	(2,692,347)

Cash Flows from Investing Activities
Purchases of Property and Equipment	(1,495)	(26,841)
Purchases of Patents and Trademarks, Net	(85,773)	(95,169)

Net Cash Flows from Investing Activities	(87,268)	(122,010)

- continued -

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

STATEMENTS OF CASH FLOWS - continued

Years ended December 31,	2003	2002
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	518,215	75,000
Proceeds from Convertible Notes	—	700,000
Proceeds from Exercise of Stock Options	25,000	1,750,490
Proceeds from Sale of Shares Under The Equity Line of Credit Agreement	—	487,364
Advances from Stockholders	163,898	433
Repayments to Stockholders	(103,390)	—

Net Cash Flows from Financing Activities	603,723	3,013,287

Net Change in Cash and Cash Equivalents	(185,082)	198,930
Cash and Cash Equivalents - Beginning of Period	210,214	11,284

Cash and Cash Equivalents - End of Period	$25,132	$210,214

NON-CASH INVESTING AND FINANCING ACTIVITIES
Offsetting of Stockholders Receivable and Payable	$—	$728,000
Stock Subscriptions – Offset Against Due to Stockholders	$75,000	$—
Debentures Converted to Common Stock	$671,000	$—
Exercise of Stock Options	$—	$835,700
Exercise of Stock Warrants	$7	$—

SUPPLEMENTAL DISCLOSURE
Interest Paid	$5,483	$—
Income Taxes Paid	$—	$—

The accompanying notes are an integral part of these financial statements.

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note A -	Summary of Transaction

L.A.M. Pharmaceutical, Corp. (the Company) was initially formed as L.A.M. Pharmaceutical, LLC (the LLC) on February 4, 1997. From February 1, 1994 to February 4, 1997 the Company conducted its activities under the name RDN. In September 1998, the members of L.A.M. Pharmaceuticals LLC, a Florida Limited liability company, exchanged all of their interests in the LLC for 6,000,000 shares of the Company’s common stock. The stock exchange between the Company and the members of the LLC is considered a recapitalization or reverse acquisition. Under reverse acquisition accounting, the LLC was considered the acquirer for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of the Company.

Note B -	Nature of Operations and Summary of Significant Accounting Policies

L.A.M. Pharmaceutical, Corp. was incorporated on July 24, 1998 under the laws of the State of Delaware. The Company has the authority to issue 50,000,000 shares of common stock, $.0001 par value. The Company’s corporate objective is to develop, market and license wound healing and transdermally delivered drugs, both prescription and over-the-counter, using the Company’s patented L.A.M. Ionic Polymer Matrix™ technology. The Company currently serves the healthcare market in the USA and is developing international markets.

Development Stage

In August 2002, the Company commenced sales of its L.A.M. IPM Wound Gel™ and as a result revised its presentation of the financial statements from a development stage company to that of an operating company.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable when the product has been shipped to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The Company reduces revenue for estimated customer returns.

Royalty revenue on the exclusive world-wide license agreement (the License Agreement) with Ixora Bio-Medical Company Inc. (Ixora) will be recorded when received.

Method of Accounting

The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

- continued -

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note B -	Nature of Operations and Summary of Significant Accounting Policies — continued

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions that periodically may exceed federally insured amounts.

Inventory

Inventory is comprised of finished goods and raw materials and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method and market is based on the lower of replacement cost or net realizable value.

Property, Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives as follows:

Furniture and Fixtures	5-7 Years
Computer Equipment	5-7 Years
Leasehold Improvements	5 Years

Maintenance and repairs are charged to expense as incurred. The cost of the assets retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts.

Patents and Trademarks

Patents are carried at cost and are amortized using the straight-line method over their estimated useful lives, not to exceed 17 years from the date of issuance of the patent. Amortization expense for the years ended December 31, 2003 and 2002 was $40,861 and $30,860, respectively. Accumulated amortization associated with patents and trademarks at December 31, 2003 and 2002 amounted to $130,629 and $89,767, respectively.

Impairment of Assets

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” This standard superceded SFAS No. 121, “Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of,” but also retained its basic provision requiring (i) recognition of an impairment loss of the carrying amount of a long-lived asset if it is not recoverable from its undiscounted cash flows and (ii) measurement of an impairment loss as the difference between the carrying amount and fair value of the asset unless an asset is held for sale, in

- continued -

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note B -	Nature of Operations and Summary of Significant Accounting Policies — continued

which case it would be stated at the lower of carrying amount or fair value less costs to dispose. However, SFAS No. 144 also describes a probability-weighted cash flow estimation approach to deal with situations which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range is estimated. The determination of undiscounted cash flows requires significant estimates made by management and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated actions could impact the determination of whether an impairment exists.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value

Research and Development Costs

Research and development expenditures are expensed as incurred.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share is calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities. Diluted earnings per share is the same as basic earnings per share for all of the periods presented since the effect of the conversion of debentures, stock options and warrants granted would have an anti-dilutive effect on earnings per share.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances.

Share and Option Grants

The Company has a stock option plan under which it may grant options to purchase shares of the Company’s common stock. Options have varying vesting and expiration dates.

- continued -

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note B -	Nature of Operations and Summary of Significant Accounting Policies — continued

The Company has elected to follow Accounting Principles Board Opinion (APBO) No. 25 and related interpretations in accounting for its stock-based compensation made to its employees. APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to or less than the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123, requires recognition of compensation expense for grants of stock, stock options, and other equity instruments, over the vesting periods of such grants, based on the estimated grant-date fair values of those grants. Stock options and awards made to directors, investors and consultants are subject to the provisions of SFAS No. 123.

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The fair value of due to stockholders could not be obtained without incurring excessive costs as they have no readily determinable market place.

Note C -	Licensing Agreement

The Company has an exclusive license agreement (the License Agreement) with Ixora Bio-Medical Company, Inc. (Ixora). Under the License Agreement, Ixora has paid the Company $500,000 for the exclusive rights of the Company’s male and female sexual dysfunction product technology. Ixora has also agreed to pay all costs for the development, registration and protection of intellectual property, including but not limited to patent costs, raw material costs, clinical development costs and compensation of all Company personnel involved in the sexual dysfunction product technology.

Note D -	Inventory

Inventories at December 31 consisted of the following:

	2003	2002
IPM Wound Gel™	$480,542	$539,460
Raw Materials	2,125	10,625

Inventories	$482,667	$550,085

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note E -	Property and Equipment

Property and equipment are recorded at cost and consisted of the following:

December 31,	2003	2002
Furniture and Fixtures	$127,493	$127,493
Computer Equipment	43,544	43,544
Leasehold Improvements	32,187	30,692

	$203,224	$201,729
Less: Accumulated Depreciation	(103,204)	(76,771)

Net Property and Equipment	$100,020	$124,958

Depreciation expense for the years ended December 31, 2003 and 2002 was $26,433 and $23,068, respectively.

Note F -	Due to Stockholders

The Company has a liability for cash advances and salaries and other expenses incurred in earlier years due to its stockholders totaling $149,545 and $164,037 at December 31, 2003 and 2002, respectively. The Company has agreements with these stockholders, which provides for payment of this obligation without interest, not to exceed 25% of the profits realized by the Company in any year. The Company has imputed interest at 5.125% and 5.75% in 2003 and 2002, respectively, and charged operations for each of the periods presented with an offsetting credit to additional paid-in capital.

Note G -	Deferred Royalty Revenue

Deferred Royalty Revenue represents amounts due to the Company from Ixora Biomedical pursuant to the worldwide license agreement. The $207,360 of Deferred Royalty Revenue approximated the value of the Company’s original investment in the affiliate. The balance will be amortized to income upon commencement of Ixora’s sale of the Company’s products.

Note H -	Loan Receivable — Director

Between February and April 2001, Alan Drizen, the Company’s former President, borrowed $1,075,000 from the Company. The amounts borrowed were used by Mr. Drizen to purchase shares of the Company’s common stock in an effort to stabilize the share price in the face of extensive short selling of the shares.

Mr. Drizen had agreed to repay this amount to the Company, together with interest at 6% per year, in accordance with the terms of a promissory note. The note provided for a series of periodic payments with the unpaid amount of the note, together with any accrued and unpaid interest, due on March 31, 2002.

- continued -

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note H -	Loan Receivable – Director - continued

Although Mr. Drizen agreed to secure the repayment of this note, the Company’s Board of Directors, in view of the fact that proceeds from the sale of Mr. Drizen’s shares of the Company’s common stock would be the primary source of funds which would be used to repay the note, did not require Mr. Drizen to secure the repayment of the note. Accordingly, the note from Mr. Drizen was unsecured. During March 2002, Mr. Drizen and the Company agreed that the balance of $548,361 owed by the Company to Mr. Drizen at December 31, 2001, included in amounts due to stockholders, would be offset against the remaining amount due pursuant to Mr. Drizen’s promissory note. In addition, two other Directors and stockholders agreed with Mr. Drizen to apply a portion of their receivables from the Company, included in amounts due to stockholders, against the amounts due by Mr. Drizen in an amount sufficient to offset the remaining balance due on Mr. Drizen’s promissory note. Following these offset arrangements, Mr. Drizen’s promissory note was paid in full.

As a result of Mr. Drizen’s purchases and sales of the Company’s common stock between October 2000 and May 2001, the Company was entitled to a recoverable profit of $408,078 from Mr. Drizen, computed in accordance with Section 16(b) of the Securities Exchange Act of 1934. During 2001, this amount was applied to reduce the amount that the Company owed to Mr. Drizen with the offset being to additional paid-in capital.

During the year ended December 31, 2002, Mr. Drizen exercised options to acquire 2,650,000 shares of the Company’s common stock. The total exercise price of these options was $1,537,000. Pursuant to the terms of an agreement, signed in January 2003, with Mr. Drizen, the Company forgave the $627,000 owed by Mr. Drizen and has charged the amount to expense in 2002.

Note I -	Income Taxes

The components of the deferred tax asset (liability) at December 31 are as follows:

December 31,	2003	2002
Net Operating Loss	$2,614,807	$2,188,479
Stock Options	615,711	610,769
Patents	8,529	80,547
Gross Deferred Tax Assets	3,239,047	2,879,795

Property, Plant and Equipment	(4,644)	(2,155)

Gross Deferred Tax Liabilities	(4,644)	(2,155)

Net Deferred Tax Assets	3,234,403	2,877,640

Valuation Allowance	(3,234,403)	(2,877,640)

Net Deferred Taxes	$—	$—

The net operating loss carryforwards expire in varying amounts from 2013 to 2018. The Company has fully reserved for any future tax benefits from the net operating loss carryforwards and net deferred tax assets since it has not generated any revenues to date.

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note J -	Convertible Notes

During 2002, L.A.M. sold convertible notes, plus Series A, B, C and D warrants, to a group of private investors for $700,000. The notes did not bear interest, were unsecured and were payable on November 1, 2005.

At the holder’s option, the notes were convertible into shares of L.A.M.’s common stock equal in number to the amount determined by dividing each $1,000 of note principal to be converted by the Conversion Price. The initial conversion price was $0.294.

If L.A.M. sold any additional shares of common stock, or any securities convertible into common stock at a price below the then applicable conversion price, the conversion price would be lowered to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be.

During 2003 L.A.M. issued common shares at a price lower than the original conversion price of the convertible notes. This triggered the above provision in the convertible note agreement and reduced the conversion price from $0.294 to $0.12. As a result, the number of common share equivalents increased by 787,755.

As of December 31, 2003 all of the notes had been converted into 3,168,707 shares of L.A.M.’s common stock.

The Series A warrants allow the holders to purchase 596,590 shares of L.A.M.’s common stock at a price of $0.12 per share at any time prior to November 1, 2007. The original price was $0.35 and was reduced due to the sale of stock at $0.12 per share during 2003 and based on the following provision.

If L.A.M. sells any additional shares of common stock, or any securities convertible into common stock at a price below the then applicable warrant exercise price, the exercise price of the Series A warrants would be lowered to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be.

The Series B warrants allow the holders to purchase 1,312,500 shares of L.A.M.’s common stock at a price of $0.80 per share at any time prior to November 1, 2007. Within two days after the end of any period of ten consecutive days that the closing bid price of L.A.M.’s common stock has exceeded $1.20, L.A.M. has the right, upon 15 days advance written notice to the holders of the Series B warrants, to force the holders to exercise the unexercised portion of the Series B warrants.

The Series C warrants allow the holders to purchase 875,000 shares of L.A.M.’s common stock at a price of $1.20 per share at any time prior to November 1, 2007. Within two days after the end of any period of ten consecutive days that the closing bid price of L.A.M.’s common stock has exceeded $2.00, L.A.M. has the right, upon 15 days advance written notice to the holders of the Series C warrants, to force the holders to exercise the unexercised portion of the Series C warrants.

- continued -

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note J — Convertible Notes — continued

The Series D warrants allow the holders to purchase 656,250 shares of L.A.M.’s common stock at a price of $1.60 per share at any time prior to November 1, 2007. Within two days after the end of any period of ten consecutive days that the closing bid price of L.A.M.’s common stock has exceeded $2.50, L.A.M. has the right, upon 15 days advance written notice to the holders of the Series D warrants, to force the holders to exercise the unexercised portion of the Series D warrants.

L.A.M.’s right to force the warrant holders to exercise the Series, B, C and D warrants is subject to a number of conditions, including the following:

          - there is in effect a registration statement which the holders may use to sell the shares issuable upon the exercise of the warrants.

          - L.A.M.’s common stock is listed for trading on the OTC Bulletin Board

The conversion premium on the convertible notes at the date of issuance and the number of common share equivalents outstanding are as follows:

	Number of		Excess of Fair Value
	Common Share	Conversion	of Common Stock	Conversion
	Equivalents	Price	Over Debentures	Premium
Issued in 2002	2,380,952	$0.294	$204,762	$204,762
Converted in 2002	(98,640)	$0.294

Outstanding at December 31, 2002	2,282,312	$0.294

Increase due to decrease of conversion price	787,755

Converted in 2003	(3,070,067)	$0.218
Outstanding at December 31, 2003	—	—

The excess fair value of the common stock into which the notes can convert at the conversion date over the proceeds is recorded as conversion premium and is limited to the amount of the proceeds of the debentures. Accordingly, $204,762 was recorded in 2002 as a charge to conversion premium and a credit to additional paid-in capital in the accompanying financial statements.

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note K -	Common Stock

The Company is authorized to issue 50,000,000 shares of common stock. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of the Company’s assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is profitable.

Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock.

During 2003, the Company sold units of the Company’s common stock in which each unit consists of 1,000 shares of the Company’s common stock plus 750 warrants. Each warrant will entitle the holder to purchase the Company’s common stock as follows:

•	One third of the warrants may be exercised at any time prior to February 28, 2005 at a price of $0.30 per share.

•	One third of warrants may be exercised at any time prior to August 31, 2005 at a price of $0.30 per share.

•	One third of the warrants may be exercised at any time prior to February 28, 2006 at a price of $0.50 per share.

Between July 1, 2003 and December 31, 2003 the Company sold 7,361,828 shares of its common stock, plus warrants for the purchase of an additional 5,262,750 shares for proceeds and debt reduction amounting to a total of $961,000. A total of 4,994,828 shares, plus warrants for the purchase of 3,487,500 shares were sold to forty investors for $676,960 in cash. An additional 2,367,000 shares, plus warrants for the purchase of 1,775,250 shares, were sold to five persons in payment of $284,040 owed by the Company to these persons.

Note L -	Warrants

During 2003 and 2002, the Company issued warrants in connection with the sale of convertible notes and common shares as described in notes J and K of the financial statements. In accordance with SFAS No. 123, the Company recognized compensation expense during 2003 and 2002 of $0 and $55,543, respectively, for the fair value of the options at the date of the grant using a Black Scholes option-pricing model.

-continued-

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note L -	Warrants — continued

The following assumptions were used:

December 31,	2003	2002
Weighted Average Fair Value of Options	$0.00	$0.01
Weighted Average Exercise Price	$0.34	$1.02
Expected Market Volatility	3.7%	9.1%
Risk Free Interest Rate	1.60%	3.20%
Expected Life (Years)	1.7	4.9
Expected Dividend Yield	0%	0%

Warrant transactions for the two years ending December 31, 2003 are summarized as follows:

		Weighted Average
	Outstanding	Exercise Price
At December 31, 2001	938,473	$2.38
Granted	3,976,961	$1.02

At December 31, 2002	4,915,434	$1.28
Granted	6,247,750	$0.34
Exercised	(213,068)	$0.12

At December 31, 2003	10,950,116	$0.76

The following table summarizes information about warrants outstanding at December 31, 2003:

	Warrants Exercisable and Outstanding
		Weighted
	Shares	Average	Weighted
Range of Exercise	Under	Remaining	Average
Prices	Warrant	Life	Exercise Price
$0.12 - $0.30	4,910,022	1.38	$0.27
$0.50 - $0.80	3,320,371	2.96	$0.64
$1.20 - $2.00	2,466,143	2.73	$1.46
$4.83	253,580	2.09	$4.83

Note M -	Share and Option Grants

The Company has stock option plans under which employees, non-employee directors, consultants and investors may be granted options to purchase shares of the Company’s common stock. Options have varying vesting and expiration dates.

-continued-

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note M -	Share and Option Grants – continued

The Company has elected to follow APBO No. 25 and related Interpretations in accounting for its stock-based compensation made to its employees. APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to or less than the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, SFAS No. 123 requires recognition of compensation expense for grants of stock, stock options, and other equity instruments, over the vesting periods of such grants, based on the estimated grant-date fair values of those grants. Stock options and awards made to investors and consultants are subject to the provisions of SFAS No. 123.

Employees

During 2002, the Company granted stock options for 485,000 shares of common stock to employees as compensation for services rendered at exercise prices that were below the fair value of the common stock at the date of grant. In accordance with APBO 25, the Company recognized compensation expense of $2,959 and $71,934 as a charge against operations during 2003 and 2002 respectively, for the difference between the fair value and the exercise price of the common stock at the date of grant. Had the Company determined compensation based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss would have been increased to the pro forma amounts indicated below:

	For the year ended December 31,
	2003	2002
Net loss
As reported	$2,191,001	$6,299,217
Pro forma	$2,202,345	$6,339,006
Earnings per share
As reported	$0.07	$0.26
Pro forma	$0.07	$0.26

Consultants

During 2003 and 2002 the Company granted stock options for 200,000 and 1,517,000, respectively, of common stock to consultants as compensation for services rendered. In accordance with SFAS 123, the Company recognized compensation expense during 2003 and 2002 of $32,252 and $358,612, respectively, for the fair value of the options at the date of grant using a Black Scholes option-pricing model.

Directors

During 2003 and 2002, the Company granted additional stock options for 750,000 and 2,000,000 shares, respectively, of common stock to directors as compensation for services rendered. In accordance with SFAS No. 123, the Company recognized compensation expense

- continued -

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note M -	Share and Option Grants - continued

during 2003 and 2002 of $0 and $878,000, respectively, for the fair value of the options at the date of the grant using a Black Scholes option-pricing model.

The following assumptions were used:

December 31,	2003	2002
Weighted Average Fair Value of Options	$0.00	$0.39
Weighted Average Exercise Price	$0.58	$0.67
Expected Market Volatility	3.2%	9.4%
Risk Free Interest Rate	3.15%	4.37%
Expected Life (Years)	5.0	5.0
Expected Dividend Yield	0%	0%

Stock option transactions for the two years ending December 31, 2003 are summarized as follows:

		Weighted Average
	Outstanding	Exercise Price
At December 31, 2001	12,845,493	$0.80
Granted	4,002,000	$0.71
Exercised	(5,083,975)	$0.58
Forfeited/Expired	(224,018)	$1.72

At December 31, 2002	11,539,500	$0.80
Granted	950,000	$0.58
Exercised	(1,000)	$0.58
Forfeited/Expired	(567,500)	$1.69

At December 31, 2003	11,921,000	$0.73

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

		Options Outstanding		Options Exercisable
		Weighted			Weighted
		Average	Weighted	Shares	Average
Range of Exercise	Shares	Remaining	Average	Under	Exercise
Prices	Under Option	Life	Exercise Price	Option	Price
$0.58 - $1.00	11,321,000	4.30	$0.62	10,866,000	$0.62
$1.25 - $2.50	300,000	3.00	$2.21	300,000	$2.21
$2.75 - $4.00	300,000	1.96	$3.50	300,000	$3.50

-continued-

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note M -	Share and Option Grants - continued

During 2002, the Board of Directors authorized the repricing of 225,000 options to purchase shares of common stock at rates ranging from $0.58 and $2.00. The options repriced under this program accounted for approximately 2% of options outstanding as of December 31, 2002. Of the options repriced in 2002, 25,000 also had the expiration dated extended by 12 months. In accordance with SFAS 123, the Company recognized compensation expense during 2002 of $1,600 for the fair value of the options at the date they were repriced using a Black Scholes option-pricing model.

During 2003 and 2002, the Board of Directors authorized the extension of expiration dates of options to purchase shares of common stock. The extensions were for periods ranging from 12 months to 60 months and 12 months to 36 months, respectively. Approximately 250,000 and 3,090,000 options, respectively, were extended under this program, which accounted for approximately 2% and 27%, respectively, of options outstanding as of December 31, 2003 and 2002. In accordance with SFAS 123, the Company recognized compensation expense during 2003 and 2002 of $0 and $70,980, respectively, for the fair value of the options at the date their expiration date was extended using a Black Scholes option-pricing model.

In 2003 and 2002, the Company granted awards of 4,504,232 and 2,346,500, respectively, of common stock as compensation to outside consultants. The Company has charged operations in 2003 and 2002 for the fair value of the common stock awarded on the date of the grants in the amount of $279,545 and $1,147,927, respectively.

Note N -	Equity Line of Credit Agreement

On January 24, 2001, the Company entered into an equity line of credit agreement with Hockbury Limited in order to establish a source of funding for the development of the Company’s technology. The equity line of credit agreement established what is sometimes also referred to as an equity drawdown facility. The Company issued 1,053,177 shares of common stock and received $971,000 in net proceeds under the equity line of credit agreement.

On July 22, 2002 the Company terminated the equity line of credit agreement with Hockbury Limited. As consideration for the cancellation of the agreement, the Company re-priced the warrants held by Hockbury Limited to purchase 482,893 shares of common stock from a price of $4.56 per share to $1.35 per share. This re-pricing had no effect on operations for the year ended December 31, 2002. The warrants may be exercised at any time prior to January 24, 2004.

Note O -	Lease Arrangements

The Company leases office space under an operating lease which expires during 2004. The lease requires the payment of property and business taxes, insurance and maintenance costs in addition to rental payments.

-continued-

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note O -	Lease Arrangements - continued

Future minimum payments are as follows:

2004	2005	2006	2007	2008	Total
$37,400	$—	$—	$—	$—	$37,400

Rent expense under operating leases was $67,994 and $63,811 for the years ended December 31, 2003 and 2002, respectively.

Note P-	Related Party Transactions

A director and shareholder of the Company is a partner in the law firm that acts as counsel and patent attorneys to the Company. The Company incurred legal fees and expenses to the law firm in the amount of approximately $128,000 and $229,000 in 2003 and 2002, respectively. As of December 31, 2003 and 2002, L.A.M. owed Nath & Associates, PLLC approximately $344,000 and $338,000, respectively, for legal services.

Note Q -	Subsequent Events

On March 9, 2004, a special meeting of the shareholders was held for the purpose of amending the Company’s Certificate of Incorporation to increase the authorized number of shares of Common Stock to a total of 150,000,000 shares of Common Stock.

61% of the shares outstanding were represented in person or by proxy at the special meeting. Of these, 97% voted in favor of increasing the authorized number of shares of Common Stock to a total of 150,000,000 shares.

In March 2004, a legal suit in the amount of $2.8 million was brought against the Company and one of its directors alleging that the Company failed to issue shares of its common stock to a consultant for services rendered during the period of 2001 and 2002. In contrast, the Company contends that the consultant did not provide the services and as a result no shares are due. While management is not able at the present time to determine the outcome of this matter, based upon information currently available, management presently believes that the probability is remote that the resolution of this claim will have a material adverse effect on the Company’s financial position or results of operations.

Subsequent to the year end the Company commenced a series of private placements, and by March 24, 2004, had received funds of approximately $616,000.

L.A.M. PHARMACEUTICAL, CORP.
(A DELAWARE CORPORATION)
Lewiston, New York

NOTES TO FINANCIAL STATEMENTS

Note R -	Commitments & Contingencies

Capital Research Group, Inc. an investor relations firm formerly used by the Company filed a claim against the Company with the American Arbitration Association alleging that the Company failed to pay Capital Research Group in accordance with the terms of an agreement between the parties. In May 2003, the Company learned that the arbitrator awarded damages in the amount of approximately $600,000 to Capital Research Group. On November 19, 2003, the Company and Capital Research Group agreed to settle all amounts owed by the Company to Capital Research Group through the issuance of 3,059,363 shares of the Company’s common stock. In addition, the Company granted warrants to purchase 1,000,000 shares of the Company’s common stock at a price of $0.22 per share and warrants to purchase 230,750 shares of the Company’s common stock at a price of $0.01 per share. These warrants have an expiration date of March 24, 2004. Subsequent to year end all the warrants were exercised through a cashless option that resulted in the issuance of 409,527 shares of the Company’s common stock.

PART II
Information Not Required in Prospectus

Item 24. Indemnification of Officers and Directors

     The Delaware General Corporation Law and our certificate of incorporation and bylaws provide that we may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined to not have acted in good faith and in our best interest.

Item 25. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholder. All of the amounts shown are estimates, except for the SEC Registration Fees.

SEC Filing Fee	$595
Blue Sky Fees and Expenses	1,500
Printing and Engraving Expenses	200
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	5,000
Miscellaneous Expenses	2,805

Total	$20,100

All expenses other than the SEC and NASD filing fees are estimated.

Item 26. Recent Sales of Unregistered Securities.

     In November 2002 we sold 258,621 shares of our common stock, plus warrants to purchase an additional 258,621 shares of common stock for proceeds of $193,966 through a private placement. to a group of accredited investors, pursuant to Regulation D, promulgated under the Securities Act of 1933, as amended (the “Securities Act”). On February 14, 2003 we registered the common shares issued as a result of the private placement with this United States Securities and Exchange Commission (Commission File No. 333-103212).

     In November 2002, we sold convertible notes, plus Series A, B, C and D Warrants, to a group of private investors for $700,000. As of December 31, 2003 all of the notes had been converted into 3,168,707 shares of our common stock. In addition, by March 24, 2004, all of the series A and B warrants had been exercised. On December 6, 2002 we registered the common shares issuable as a result of the conversion with the United States Securities and Exchange Commission (Commission File No. 333-101676).

     Our agreement with the noteholders and the warrant holders requires us to register 150% of the number of shares that we would be required to issue if all of the notes were converted and all of the Series A warrants were exercised so that additional shares will be available for sale if we sells any additional shares of common stock, or any securities convertible into common stock, at a price below the applicable conversion price of the notes or the exercise price of the Series A warrants.

     See “Note J – Convertible Notes” in Notes to the Financial Statements for information concerning the convertible notes and the Series A, B, C and D warrants.

     Between July 1, 2003 and October 14, 2003 we sold units of our common stock consisting of 1,000 shares of common stock, plus 750 warrants through a private placement, to a group of accredited investors, pursuant to Regulation D, promulgated the Securities Act. Through this private placement we sold 7,361,828 shares of our common stock, plus warrants for the purchase of an additional 5,262,750 shares for proceeds and debt reduction amounting to a total of $958,000. A total of 4,994,828 shares, plus warrants for the purchase of 3,472,500 shares were sold to forty investors for $673,960 in cash. An additional 2,367,000 shares, plus warrants for the purchase of 1,775,250 shares, were sold to five persons in payment of $284,040 owed by us to these persons. On October 22, 2003 we registered the common shares issued as a result of this private placement with the United States Securities and Exchange Commission (Commission File No. 333-109868). See Note K – Common Stock in Notes to Financial Statements for information concerning L.A.M.’s common stock.

Item 27. Exhibits

The following Exhibits are filed with this Registration Statement:

Exhibit
Number	Exhibit Name	Page Number
Exhibit 3	Articles of Incorporation and Bylaws	(1)
Exhibit 3.1	Certificate of Amendment to the Articles of Incorporation	(2)
Exhibit 4	Instruments Defining the Rights of Security Holders
Exhibit 4.1	Incentive Stock Option Plan	(4)
Exhibit 4.2	Non-Qualified Stock Option Plan (as amended)	(4)
Exhibit 4.3	Stock Bonus Plan (as amended)	(4)
Exhibit 5	Opinion of Counsel	(5)
Exhibit 10	Material Contracts
Exhibit 10.1	Agreements with Ixora Bio-Medical Co. Inc.	(1)
Exhibit 10.2	Common Stock Purchase Agreement with Hockbury Limited	(4)
Exhibit 10.3	Stock Purchase Warrant issued to Hockbury Limited	(4)
Exhibit 10.4	Stock Purchase Warrant issued to GKN Securities
	Corp. and certain employees of GKN Securities Corp.	(4)
Exhibit 10.5	Securities Purchase Agreement (together with Schedule
	required by Instruction 2 to Item 601 Regulation S-K)	(3)
Exhibit 23.1	Consent of attorneys	(5)
Exhibit 23.2	Consent of accountants	*

*	Filed herewith.

(1)	Incorporated by reference to the same exhibit filed with the Company’s registration statement on Form 10-SB.

(2)	Incorporated by reference to the same exhibit filed with the Company’s annual report on Form 10-KSB for the year ending December 31, 2003.

(3)	Incorporated by reference to the same exhibit filed with the Company’s registration statement on Form SB-2 (Commission File No. 333-101676).

(4)	Incorporated by reference to the same exhibit filed with the Company’s registration statement on Form SB-2 (Commission File No. 333-56390).

(5)	Previously filed with the Company’s registration statement on Form SB-2 (Commission File No. 333-115216).

Item 28. Undertakings

          The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

     (i) To include any Prospectus required by Section l0 (a)(3) of the Securities Act of l933;

     (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) any addition or deletion of a managing underwriter.

     (2) That, for the purpose of determining any liability under the Securities Act of l933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To provide to the Underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of l933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it meets all of the requirements for filing on Form and authorized this registration statement to be signed on its behalf by the undersigned, in Toronto, Province of Ontario on July 27 2004.

L.A.M. Pharmaceutical, Corp.

By: /s/ Joseph T. Slechta

Joseph T. Slechta, President, Chief
Executive Officer, and Director

Signature	Capacity In Which Signed	Date
/s/ Joseph T. Slechta	President, Chief Executive	July 27, 2004
Officer, Principal Financial
Joseph T. Slechta	Officer

/s/ Peter Rothbart	Secretary and Director	July 27, 2004

Peter Rothbart

/s/ Gary Nath	Director	July 27, 2004

Gary Nath